SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly financial information

as of September 30, 2007

(A free translation of the original report in Portuguese as published in Brazil containing Interim Financial Information prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities Commission – CVM)

Braskem S.A.
ITR – Quarterly Financial Information – Base Date 09/30/2007

Independent Auditors’ Special Review Report

To

The Shareholders and Directors

Braskem S.A.

Camaçari - BA

1.

We have conducted a special review of the quarterly financial information of Braskem S.A. and of the Company and its subsidiaries for the quarter and nine month period ended September 30, 2007, which comprises the balance sheets, the statements of income, the performance report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities Commission (CVM). The quarterly financial information of the jointly-controlled subsidiary, Petroflex Indústria e Comércio S.A. and the subsidiary, Copesul - Companhia Petroquímica do Sul as of September 30, 2007 and 2006, and the balance sheets of these subsidiaries were reviewed by other independent auditors, and our review, with respect to the value of the investments and the results from these subsidiaries, is based exclusively on the reports issued by these other auditors.

2.

Our review was performed in accordance with specific rules established by IBRACON (Brazilian Institute of Independent Auditors) and the Federal Accounting Council (CFC), and consisted mainly of: (a) enquiries and discussions with management responsible for the accounting, financial and operational departments of the Company and its subsidiaries, with respect to the main criteria adopted in preparing the quarterly financial information; and (b) a review of the information and subsequent events that had or could have had significant effects on the financial position and operations of the Company and its subsidiaries.

3.

Based on our special review and the special review reports on the quarterly financial information and the reports which were the responsibility of other independent auditors, we are not aware of any material changes that should be made to the aforementioned quarterly financial information for it to be in accordance with accounting practices adopted in Brazil and consistent with the rules issued by the Brazilian Securities Commission, specifically applicable to the preparation of the quarterly financial information.

4.

As reported in Note 9(b), the Company has accumulated ICMS credits from previous years, arising mainly from the differences between the tax rates applicable to purchases and products sold, domestic shipments that receive incentives with deferment of taxation, and exports. The realization of these tax credits depends on successfully implementing management’s plans as described in this note to the accompanying quarterly financial information. The quarterly financial information as of September 30, 2007, does not include any adjustments related to the recovery of these tax credits given the existing uncertainty.

5.

As mentioned in Note 17(c), in relation to the discussion with respect to the constitutionality of Law 7689/88, the Company and its merged companies OPP Química, Trikem and Polialden filed a civil action for the nonpayment of the Social Contribution on Income (CSL) for which a final unappealable decision was handed down in favor of the Companies. Management, based on the opinion of its legal advisors, who assessed the chances of a successful outcome as possible, believe that it should be able to obtain success in its pleading for maintenance of nonpayment and; and in the event of loss of the rescissory action, the decision would not be able to have retroactive effects since the year the law came into effect. Accordingly, a provision for possible unfavorable outcomes of the notices of infraction, as well as for the years still not inspected by the Federal Revenue Department, was not recorded for the purposes of preparing the quarterly financial information.

6.

As reported in Note 9(a), OPP Química S.A., incorporated by the Company in 2003, based on a decision taken by the Federal Supreme Court, has recognized in its accounting records Excise Tax (IPI) credits of R$ 1,030,125 thousand, which were offset against IPI due and other federal taxes. Although this decision was the object of an appeal by the National Treasury, pending judgment by the 2nd panel of judges of the Federal Supreme Court, and despite the assessments drafted against the Company, management, based on the opinion of its legal advisors, considers the chances of a successful outcome as probable and, consequently, no provision has been recorded in the quarterly financial information for the quarter and period of nine months ended September 30, 2007.

7.

As reported in Notes 11, 12 and 13, the Company and certain subsidiaries recorded goodwill on the acquisition of investments, based on the added value of the assets and future profitability of the companies invested in, and this goodwill is being amortized over the realization period stated in the appraisal reports. Maintaining this goodwill in the accounting records is dependent upon realizing the assumptions used for forecasting the cash flows, income and expenses.

8.

The balance sheet and the statement of income for the quarter ended June 30, 2007, presented for comparison purposes, was reviewed by us, and we issued an unqualified special review report dated August 3, 2007. The statements of income for the quarter and nine month period ended September 30, 2006, presented for comparison purposes, were examined by other independent auditors, who issued their unqualified special review report, dated October 30, 2006, which included paragraphs of emphasis on the issues reported in paragraphs 4, 6 and 7 above and regarding the fact that the Company and its subsidiaries are involved in legal processes disputing the validity of Clause Four of the Collective Workers’ Agreement of SINQUÍMICA.

9.

Our review was conducted to enable us to issue a report on the special review of the quarterly financial information referred to in the first paragraph. The statements of cash flows of Braskem S.A. and of the Company and its subsidiaries for the nine month period ended September 30, 2007, provide supplementary information to this quarterly financial information, which is not required according to accounting practices adopted in Brazil and is presented to enable additional analyses. This additional information was submitted to the same review procedures applied to the quarterly financial information and we are not aware of any material changes that should be made for this information to be in accordance with accounting practices in Brazil and consistent with the rules issued by the Brazilian Securities Commission.

October 31, 2007

KPMG Auditores Independentes

CRC 2SP014428/O-6-S-BA

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6-S-BA

FINANCIAL STATEMENTS – 3rd QUARTER OF 2007

BALANCE SHEET – ASSETS – PARENT COMPANY (in thousands of Reais)
Account	Description	Sep/07	Jun/07
1	Total assets	15,733,652	15,991,189
1.01	Current assets	4,156,595	4,401,901
1.01.01	Cash and cash equivalents and Marketable securities	1,087,636	1,212,402
1.01.01.01	Cash and cash equivalents	893,719	1,003,807
1.01.01.02	Marketable securities	193,917	208,595
1.01.02	Credits	1,650,220	1,685,781
1.01.02.01	Trade accounts receivable	1,244,682	1,195,726
1.01.02.02	Other credits	405,538	490,055
1.01.02.02.01	Taxes recoverable	177,149	282,079
1.01.02.02.02	Deferred income tax	36,725	36,725
1.01.02.02.03	Dividends and interest on shareholders’ equity		2,000
1.01.02.02.04	Prepaid expenses	41,084	56,246
1.01.02.02.05	Other accounts receivable	150,580	113,005
1.01.03	Inventories	1,418,739	1,503,718
1.02	Noncurrent assets	11,577,057	11,589,288
1.02.01	Long-term receivables	1,856,126	1,859,922
1.02.01.01	Other credits	1,734,827	1,741,311
1.02.01.01.01	Marketable securities	291,281	304,785
1.02.01.01.02	Trade accounts receivable	38,438	41,324
1.02.01.01.03	Taxes recoverable	919,178	904,006
1.02.01.01.04	Deferred income tax	385,942	390,965
1.02.01.01.05	Deposits in court and compulsory loans	99,988	100,231
1.02.01.02	Related parties	56,741	46,557
1.02.01.02.02	Subsidiaries	13,349	4,064
1.02.01.02.03	Other related parties	43,392	42,493
1.02.01.03	Other	64,558	72,054
1.02.01.03.01	Inventories	24,098	24,731
1.02.01.03.02	Other	40,460	47,323
1.02.02	Permanent assets	9,720,931	9,729,366
1.02.02.01	Investments	1,806,383	1,794,589
1.02.02.01.01	Investments in associated companies	22,771	24,411
1.02.02.01.03	Investments in subsidiaries	958,282	944,036
1.02.02.01.04	Interest in subsidiaries -– goodwill	137,379	145,375
1.02.02.01.05	Other investments	8,384	8,384
1.02.02.01.06	Advances for acquisition of investments	679,567	672,383
1.02.02.02	Property, plant and equipment	6,315,553	6,279,402
1.02.02.03	Intangible assets	170,019	121,540
1.02.02.04	Deferred charges	1,428,976	1,533,835

BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY – PARENT COMPANY (in thousands of Reais)
Account	Description	Sep/07	Jun/07
2	Total liabilities	15,733,652	15,991,189
2.01	Current liabilities	3,061,833	3,159,663
2.01.01	Loans and financing	256,016	252,064
2.01.02	Debentures	15,733	23,377
2.01.03	Accounts payable to suppliers	2,271,196	2,284,799
2.01.04	Taxes and contributions payable	106,760	210,954
2.01.04.01	Income tax	14,176	5,451
2.01.04.02	Other taxes and contributions	92,584	205,503
2.01.05	Dividends payable	3,844	3,848
2.01.08	Other	408,284	384,621
2.01.08.01	Salaries and social charges	149,643	120,606
2.01.08.03	Other provisions and accounts payable	258,641	264,015
2.02	Noncurrent liabilities	6,587,112	6,904,430
2.02.01	Long-term liabilities	6,569,498	6,885,668
2.02.01.01	Loans and financing	4,402,067	4,618,742
2.02.01.02	Debentures	800,000	800,000
2.02.01.04	Related parties	19,858	23,076
2.02.01.06	Other	1,347,573	1,443,850
2.02.01.06.01	Taxes and contributions payable	1,186,103	1,291,405
2.02.01.06.02	Suppliers	22,580	22,731
2.02.01.06.03	Long-term incentives	4,880	4,360
2.02.01.06.04	Deferred income and social contribution taxes	7,493	7,641
2.02.01.06.05	Pension plan and benefits for employees	40,510	40,943
2.02.01.06.06	Other accounts payable	86,007	76,770
2.02.02	Deferred income	17,614	18,762
2.04	Shreholders’ equity	6,084,707	5,927,096
2.04.01	Capital	4,640,947	3,527,429
2.04.02	Capital reserves	452,824	436,184
2.04.02.01	Tax incentives	452,267	435,627
2.04.02.02	Other reserves	557	557
2.04.04	Profit reserves	480,691	480,691
2.04.04.01	Legal reserve	72,811	72,811
2.04.04.02	Profit retention for expansion	652,336	652,336
2.04.04.03	Other revenue reserves	(244,456)	(244,456)
2.04.04.03.01	Treasury shares	(244,456)	(244,456)
2.04.05	Retained earnings	510,245	378,657
2.04.06	Advances for future capital increases		1,104,135

STATEMENT OF INCOME – PARENT COMPANY (in thousands of Reais)
Account code	Account description	3rd Quarter 07/01/2007 to 09/30/2007	Nine-month period 01/01/2007 to 09/30/2007	3rd Quarter 07/01/2006 to 09/30/2006	Nine-month period 01/01/2006 to 09/30/2006
3.01	Revenues	4,095,107	11,759,773	3,987,374	10,770,127
3.01.01	Domestic market sales	3,350,309	9,462,574	3,270,728	9,019,441
3.01.02	Foreign market sales	744,798	2,297,199	716,646	1,750,686
3.02	Sales taxes, freights and returns	(963,233)	(2,685,957)	(928,332)	(2,572,561)
3.03	Net revenues	3,131,874	9,073,816	3,059,042	8,197,566
3.04	Cost of goods sold and services rendered	(2,645,329)	(7,550,393)	(2,592,517)	(7,136,516)
3.05	Gross profit	486,545	1,523,423	466,525	1,061,050
3.06	Operating (expenses) income	(322,417)	(959,591)	(559,163)	(1,179,822)
3.06.01	Selling expenses	(88,702)	(291,589)	(64,771)	(186,335)
3.06.02	General and administrative expenses	(136,162)	(398,628)	(114,275)	(331,568)
3.06.02.01	General and administrative expenses	(133,949)	(392,074)	(112,624)	(326,495)
3.06.02.02	Management remuneration	(2,213)	(6,554)	(1,651)	(5,073)
3.06.03	Financial (expenses) income	(20,951)	(154,558)	(296,852)	(587,348)
3.06.03.01	Financial income	(46,490)	(133,001)	31,777	20,259
3.06.03.02	Financial expenses	25,539	(21,557)	(328,629)	(607,607)
3.06.04	Other operating income	65,750	201,345	24,133	190,581
3.06.05	Other operating expenses	(163,182)	(406,458)	(112,066)	(357,379)
3.06.05.01	Depreciation and amortization	(114,153)	(324,827)	(93,114)	(277,271)
3.06.05.02	Other operating expenses	(49,029)	(81,631)	(18,952)	(80,108)
3.06.06	Equity in income of subsidiaries and associated companies	20,830	90,297	4,668	92,227
3.06.06.01	Equity in income of subsidiaries and associated companies	38,776	153,889	27,775	116,767
3.06.06.02	Amortization of (goodwill) /negative goodwill, net	(14,520)	(54,102)	(23,647)	(38,001)
3.06.06.03	Exchange variation	(2,523)	(8,670)	540	4,701
3.06.06.04	Reversal /(provision) for loss in subsidiaries	(903)	(903)		6,469
3.06.06.05	Other		83		2,291
3.07	Operating profit	164,128	563,832	(92,638)	(118,772)
3.08	Non-operating income (expenses), net	(2,184)	(25,870)	(808)	1,592
3.08.01	Non-operating income	508	717	39	2,439
3.08.02	Non-operating expenses	(2,692)	(26,587)	(847)	(847)
3.09	Net income (losses) before income and social contribution taxes/ interests	161,944	537,962	(93,446)	(117,180)
3.10	Income tax and social contribution taxes	(25,480)	(58,448)	1	(88)
3.11	Deferred income tax	(4,876)	30,731	28,385	114,311
3.15	Net income /(loss) for the period	131,588	510,245	(65,060)	(2,957)

Income /(loss) per share	3rd Quarter 07/01/2007 to 09/30/2007	Nine-month period 01/01/2007 to 09/30/2007	3rd Quarter 07/01/2006 to 09/30/2006	Nine-month period 01/01/2006 to 09/30/2006

Number of shares ex-treasury (thousand)	432,838	432,838	359,239	359,239
Net income per share (reais)	0.30401	1.17883
Loss per share (reais)			(0.18111)	(0.00823)

BALANCE SHEET – ASSETS - CONSOLIDATED (in thousands of Reais)
Account	Description	Sep/07	Jun/07
1	Total assets	19,539,530	19,931,717
1.01	Current assets	6,588,264	7,121,762
1.01.01	Cash and cash equivalents and Marketable securities	1,696,289	2,086,887
1.01.01.01	Cash and cash equivalents	1,420,515	1,920,301
1.01.01.02	Marketable securities	275,774	166,586
1.01.02	Credits	2,659,584	2,660,331
1.01.02.01	Trade accounts receivable	1,839,479	1,831,391
1.01.02.02	Other credits	820,105	828,940
1.01.02.02.01	Taxes recoverable	495,336	535,559
1.01.02.02.02	Deferred income and social contribution taxes	67,282	63,686
1.01.02.02.03	Dividends and interest on shareholders’ equity		2,000
1.01.02.02.04	Prepaid expenses	56,754	78,869
1.01.02.02.05	Other accounts receivable	200,733	148,826
1.01.03	Inventories	2,232,391	2,374,544
1.01.03.01	Finished products	1,039,447	1,171,730
1.01.03.02	Raw materials, production inputs and other	703,508	678,482
1.01.03.03	Maintenance materials	442,952	424,096
1.01.03.04	Advances to suppliers	31,249	45,750
1.01.03.05	Imports in transit and other	30,174	69,313
1.01.03.06	Provision for adjustment to realizable value	(14,939)	(14,827)
1.02	Noncurrent assets	12,951,266	12,809,955
1.02.01	Long-term receivables	2,092,916	1,997,211
1.02.01.01	Other credits	1,971,135	1,760,165
1.02.01.01.01	Marketable securities	118,699	2,390
1.02.01.01.02	Trade accounts receivable	38,941	41,827
1.02.01.01.03	Taxes recoverable	1,149,925	1,045,202
1.02.01.01.04	Deferred income and social contribution taxes	539,993	544,152
1.02.01.01.05	Deposits in court and compulsory loans	123,577	126,594
1.02.01.02	Related parties	43,527	85,122
1.02.01.02.01	Other related parties	43,527	85,122
1.02.01.03	Other	78,254	151,924
1.02.01.03.01	Inventories	24,098	24,731
1.02.01.03.02	Other	54,156	127,193
1.02.02	Permanent assets	10,858,350	10,812,744
1.02.02.01	Investments	612,609	616,497
1.02.02.01.01	Investment in associated companies	23,364	25,003
1.02.02.01.02	Investment in subsidiaries	7,102	6,712
1.02.02.01.04	Other investments	14,584	13,487
1.02.02.01.05	Advances for acquisition of investments	567,559	571,295

BALANCE SHEET - ASSETS – CONSOLIDATED (in thousands of Reais)
Account	Description	Sep/07	Jun/07
1.02.02.02	Property, plant and equipment	8,231,939	8,127,516
1.02.02.02.01	Land	80,520	80,173
1.02.02.02.02	Buildings and improvements	1,327,360	1,300,288
1.02.02.02.03	Machinery, equipment and facilities	13,162,795	12,940,813
1.02.02.02.04	Mines and wells	28,688	28,519
1.02.02.02.05	Furniture and fixtures	81,411	77,220
1.02.02.02.06	IT equipment	147,556	142,073
1.02.02.02.07	Ongoing maintenance stoppages	101,479	123,519
1.02.02.02.08	Construction in progress	1,290,547	1,316,014
1.02.02.02.09	Other	403,892	312,330
1.02.02.02.10	Accumulated depreciation	(8,392,309)	(8,193,433)
1.02.02.03	Intangible assets	176,825	126,140
1.02.02.03.01	Trademarks and patents	833	798
1.02.02.03.02	Technology	46,028	54,865
1.02.02.03.03	Software and rights of use	197,580	141,444
1.02.02.03.04	Accumulated amortization	(67,616)	(70,967)
1.02.02.04	Deferred charges	1,836,977	1,942,591
1.02.02.04.01	Expenses for system implementation	323,056	422,559
1.02.02.04.02	Expenses for structured transactions	322,736	353,496
1.02.02.04.03	Goodwill of merged/consolidated investments	2,589,806	2,601,023
1.02.02.04.04	Research and development	162,564	136,071
1.02.02.04.05	Pre-operating and other expenses	53,031	40,299
1.02.02.04.06	Accumulated amortization	(1,614,216)	(1,610,857)

BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY – CONSOLIDATED (in thousands of Reais)
Account	Description	Sep/07	Jun/07
2	Total liabilities	19,539,530	19,931,717
2.01	Current liabilities	4,980,482	5,308,563
2.01.01	Loans and financing	1,141,556	1,400,843
2.01.02	Debentures	105,594	109,674
2.01.03	Accounts payable to suppliers	2,749,817	2,790,279
2.01.04	Taxes and contributions payable	443,776	502,323
2.01.04.01	Income tax and social contribution	254,080	196,222
2.01.04.02	Other taxes and contributions	175,250	305,791
2.01.04.03	Deferred income and social contribution taxes	14,446	310
2.01.05	Dividends payable	8,064	8,159
2.01.08	Other	531,675	497,285
2.01.08.01	Salaries and social charges	219,819	177,436
2.01.08.02	Other provisions and accounts payable	311,856	319,849
2.02	Noncurrent liabilities	7,125,676	7,451,986
2.02.01	Long-term liabilities	7,098,717	7,423,879
2.02.01.01	Loans and financing	4,739,973	4,960,745
2.02.01.02	Debentures	832,190	832,190
2.02.01.03	Provisions	169	190
2.02.01.03.01	Provision for loss on investments	169	190
2.02.01.04	Related parties	160	640
2.02.01.06	Other	1,526,225	1,630,114
2.02.01.06.01	Taxes and contributions payable	1,244,779	1,361,457
2.02.01.06.02	Suppliers	22,580	22,731
2.02.01.06.03	Long-term incentives	4,880	4,360
2.02.01.06.04	Deferred income/social contribution taxes	55,024	56,041
2.02.01.06.05	Pension plan and benefits for employees	59,022	59,455
2.02.01.06.06	Other accounts payable	139,940	126,070
2.02.02	Deferred income	26,959	28,107
2.03	Interests of non-controlling shareholders	1,430,710	1,326,888
2.04	Shareholders’ equity	6,002,662	5,844,280
2.04.01	Paid-in capital	4,640,947	3,527,429
2.04.02	Capital reserves	452,824	436,184
2.04.04	Profit reserves	392,953	392,953
2.04.04.01	Legal reserve	72,811	72,811
2.04.04.05	Profit retention for expansion	577,708	577,708
2.04.04.07	Other revenue reserves	(257,566)	(257,566)
2.04.04.07.01	Treasury shares	(257,566)	(257,566)
2.04.05	Retained earnings	515,938	383,579
2.04.06	Advances for future capital increase		1,104,135

STATEMENT OF INCOME – CONSOLIDATED (in thousands of Reais)
Account code	Account description	3rd Quarter 07/01/2007 to 09/30/2007	Nine-month period 01/01/2007 to 09/30/2007	3rd Quarter 07/01/2006 to 09/30/2006	Nine-month period 01/01/2006 to 09/30/2006
3.01	Revenues	5,936,123	16,326,531	4,696,617	12,665,746
3.01.01	Domestic market sales	4,767,368	12,892,201	3,679,541	10,104,147
3.01.02	Foreign market sales	1,168,755	3,434,330	1,017,076	2,561,599
3.02	Sales taxes, freights and returns	(1,312,925)	(3,443,962)	(1,004,844)	(2,788,263)
3.03	Net revenues	4,623,198	12,882,569	3,691,773	9,877,483
3.04	Cost of goods sold and services rendered	(3,781,886)	(10,433,618)	(3,081,817)	(8,423,212)
3.05	Gross profit	841,312	2,448,951	609,956	1,454,271
3.06	Operating (expenses) income	(501,091)	(1,430,830)	(664,735)	(1,491,683)
3.06.01	Selling expenses	(126,072)	(391,080)	(89,328)	(252,013)
3.06.02	General and administrative expenses	(168,616)	(508,541)	(141,428)	(401,703)
3.06.02.01	General and administrative expenses	(164,983)	(499,326)	(138,590)	(394,286)
3.06.02.02	Management remuneration	(3,633)	(9,215)	(2,838)	(7,417)
3.06.03	Financial (expenses) income	(68,151)	(240,054)	(340,451)	(690,369)
3.06.03.01	Financial income	(30,971)	(123,269)	54,498	102,137
3.06.03.02	Financial expenses	(37,180)	(116,785)	(394,949)	(792,506)
3.06.04	Other operating income	46,346	214,999	30,577	214,189
3.06.05	Other operating expenses	(163,438)	(438,330)	(106,660)	(356,578)
3.06.05.01	Depreciation and amortization	(124,577)	(350,037)	(99,827)	(285,128)
3.06.05.02	Other operating expenses	(38,861)	(88,293)	(6,833)	(71,450)
3.06.06	Equity in income of subsidiaries and associated companies	(21,160)	(67,824)	(17,445)	(5,209)
3.06.06.01	Equity in the results of investees	53	859	452	367
3.06.06.02	Amortization of (goodwill) / negative goodwill, net	(21,269)	(66,061)	(22,674)	(35,083)
3.06.06.03	Exchange variation	(2,751)	(9,452)	447	229
3.06.06.04	Reversal /(Provision) for loss on subsidiaries	(903)	(903)
3.06.06.05	Tax incentives	844	2,747	3,976	15,419
3.06.06.06	Other	2,866	4,986	354	13,859
3.07	Operating profit	340,221	1,018,121	(54,779)	(37,412)
3.08	Non-operating income (expenses), net	(3,200)	(26,649)	(312)	1,184
3.08.01	Non-operating income	(887)	2,130	(732)	2,651
3.08.02	Non-operating expenses	(2,313)	(28,779)	420	(1,467)
3.09	Net income (losses) before income and social contribution taxes/ interests	337,021	991,472	(55,091)	(36,228)
3.10	Income and social contribution taxes	(92,635)	(252,115)	(18,873)	(59,800)
3.11	Deferred income and social contribution taxes	(825)	35,719	28,836	119,862
3.12	Interests and statutory contributions	(6,511)	(11,630)
3.14	Minority interests	(104,691)	(243,100)	98	(644)
3.15	Net income /(loss) for the period	132,359	520,346	(45,030)	23,190

Net income /(loss) per share	3rd Quarter 07/01/2007 to 09/30/2007	Nine-month period 01/01/2007 to 09/30/2007	3rd Quarter 07/01/2006 to 09/30/2006	Nine-month period 01/01/2006 to 09/30/2006

Number of shares ex-treasury (thousand)	432,838	432,838	359,239	359,239
Net income per share (Reais)	0.30579	1.20217		0.06455
Loss per share (Reais)			(0.12535)

Notes to the Quartely Financial Information

AMOUNTS STATED IN THOUSANDS OF REAIS

1 Operations

(a) Braskem S.A. ("Braskem" or the "Company"), with headquarters at Camaçari - BA, and 14 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, engages in the production of basic petrochemicals such as ethene, propene, benzene, and caprolactam, in addition to gasoline and LPG (cooking gas). The thermoplastic resin segment includes polyethylene, polypropylene, PVC and Polyethylene Teraphtalate ("PET"). The Company also engages in the import and export of chemicals, petrochemicals, fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia, and the rendering of services to those companies. The Company also invests in other companies, either a s a partner or shareholder.

(b) On May 16, 2007, the Company announced the deactivation of its DMT production unit and the temporary discontinuance of the PET resin production unit, both located at Camaçari - BA. Braskem will carry on the supply of the PET resin to all its customers through purchase agreements entered into with M&G Polímeros Brasil S.A. The Company will consider the potential resumption of PET production on a new technological route that ensures competitive costs for the polyester chain in Brazil.

(c) Corporate events

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2006 and 2007 can be summarized as follows:

• On April 4, 2006, as disclosed in a “Relevant Event”, Braskem acquired 66.04% of the common shares and 15.33% of the preferred capital shares in the capital of Politeno Indústria e Comércio S.A. (“Politeno”). With the acquisition, Braskem now holds 100% of the voting capital and 96.16% of the total capital of Politeno, a company located in the Northeast Petrochemical Complex, with an annual production capacity of 360 thousand tons of polyethylene. The initial amount paid by Braskem was R$ 237,500 thousand, equal to US$ 111,300 thousand.

The final amount to be paid by the Company for the shares acquired will be computed in November 2007, based on Politeno’s average performance over the 18 months subsequent to the execution of the purchase and sale agreement, in accordance with the difference between the prices of polyethylene and ethylene in the Brazilian market, audited by an independent firm appointed by Braskem and the former shareholders. In order to record the commitment to pay for this acquisition, the Company projected the variables that will define the final price of the shares and recognized a provision to supplement the estimated price, stated in current liabilities, under “Other provisions and accounts payable”. The provision is subject to changes on account of the fluctuation of market prices and conditions up to the actual payment date. At September 30, 2007, the sum of this provision and the initial payment would g ive rise to goodwill of R$ 147,499.

• At a meeting held on September 29, 2006, the Board of Directors of the Company approved the formation of an entity in Holland, named Braskem Europe B.V. (“Braskem Europa”), organized as a limited liability company, having the Company as partner holding 100% of the capital.

The Extraordinary General Meeting held on April 2, 2007 approved the merger of Politeno, based on its shareholders’ equity as of December 31, 2006, amounting to R$ 498,983. The exchange ratio of Politeno shares for Braskem shares was determined based on the companies’ shareholders’ equity at book value, in accordance to appraisal reports issued by a specialized firm as of December 31, 2006. In order to maintain the current capital structure at Braskem, comprising 1/3 common and 2/3 preferred capital shares, the conversion of 486,530, class “A” preferred capital shares into common shares was approved. The Company capital was increased by R$ 19,157 to R$ 3,527,429 through the issue of 1,533,670 class “A” preferred capital shares, comprising 123,978,672 common, 247,154,278 class “A” preferred, and 803,066 class “B” preferred capital shares”.

• On April 18, 2007, Ultrapar Participações S.A. (“Ultrapar”) for itself and acting as agent for Company and Petróleo Brasileiro – S.A. - Petrobras, acquired for R$ 2,113,107, the equivalent to 66.2% of common shares and 13.9% of preferred capital shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), 69.2% of common shares and 13.5% of preferred capital shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and 3.8% of common shares and 0.4% of preferred capital shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), held by the controlling shareholders of the Ipiranga Group. Of this amount, the Company and Petrobras paid R$ 1,394,675 under the agency agreement among the parties.

According to the agreement among Ultrapar, Braskem and Petrobras, the Company now holds the control of petrochemical assets, represented by Ipiranga Química S.A. (“Ipiranga Química”), Ipiranga Petroquímica S.A. (“IPQ”) and the latter’s interest in Companhia Petroquímica do Sul (“Copesul”). Assets associated with oil refining operations held by RPI will be shared on equal terms by Petrobras, Ultrapar and Braskem.

Under this same agreement, Ultrapar is responsible for carrying out a corporate reorganization of the acquired companies, with a view to segregating the assets assigned to each acquiring company. The stages of this process include:

a) Tag-along Public Tender Offer for the acquisition of the common shares issued by RPI, DPPI and CBPI;

b) Absorption by Ultrapar of shares issued by RPI, DPPI and CBPI;

c) Segregation of assets, as follows: (i) reduction in the capital of RPI and CBPI, in order to transfer the petrochemical assets directly to Ultrapar, to be subsequently delivered to Braskem and Petrobras, in accordance with the agency agreement, and (ii) spin-off of CBPI in order to transfer the Northern Distribution Assets to a subsidiary of Petrobras.

As provided in item (a) above, on October 22, 2007 a public offer auction was carried out for the acquisition of outstanding common shares of DPPI and RPI, at a price per share of R$ 112.88 and R$ 107.05, respectively. The acquisition included: (i) 82% of outstanding common shares of RPI, thus increasing Ultrapar’s interest in voting capital from 61.6% to 93.1%, and (ii) 77% of outstanding common shares of DPPI, thus increasing Ultrapar’s interest in voting capital from 84.2% to 96.1%. Total amount disbursed was approximately R$ 441,000, of which Braskem disbursed R$ 156,717.

The CBPI auction will be conducted on November 8, 2007. The offer price was R$ 64.43 per share.

• On April 30, 2007, Braskem acquired 3.11% and 1.06% of quotas in TEGAL – Terminal de Gases Ltda. (“Tegal”), owned by Oxiteno Nordeste S.A. Indústria e Comércio and Dow Brasil Nordeste Industrial Ltda., respectively. Following the acquisition, Braskem holds 100% of the capital of Tegal, a company located in the Aratu Port, at Camaçari – BA, that engages in the provision of its own or third-party services for the storage and movement of liquefied gases. The amount paid by Braskem was R$ 1,105, giving rise to goodwill justified by other economic reasons of R$ 498, fully taken to income, in accordance with CVM Instruction 247/96.

• On June 28, 2007, the Company was notified by Odebrecht S.A. (“Odebrecht”), current company name of ODBPAR INV S.A., of the exercise of the latter’s right to convert into shares 100% of its 59,185 subordinate, convertible debentures, in accordance with the Private Deed for Private Issue of Convertible, Subordinate Debentures, upon maturity of the agreement. The debentures were converted on July 31, 2007 (Note 20(a)).

• The Extraordinary General Meeting held on July 31 2007 approved the merger of Tegal, based on its shareholders’ equity as of May 31, 2007, in the amount of R$ 12,926. The equity variations from May 31, 2007 and the merger date were recognized by Braskem as equity in income of subsidiaries and associated companies.

• On June 28, 2007, Braskem’s indirect subsidiary EDSP67 Participações S.A. (“EDSP67”) acquired 100% of the outstanding shares in IPQ, representing 7.61% of its total capital. As a result of this acquisition, CVM approved on July 18, 2007, the delisting request of IPQ.

• On August 15, 2007, the Company exercised its preemptive right to acquire shares issued by Petroflex Indústria e Comércio S.A. (“Petroflex”) owned by SPQ Investimentos e Participações Ltda., a subsidiary of Suzano Petroquímica S.A. (“Suzano”), due to the sale of the latter’s control to Petrobras.

Upon transfer of the shares, on October 31, 2007, Braskem’s interest in the total capital of Petroflex went from 20.12% to 33,53%, and its interest in the voting capital went from 20.14% to 33.57%. The preemptive right was exercised at the equity value of Petroflex, in the amount of R$ 61,022. In September 2007, the Company deposited R$ 59,819 in an account intended specifically for this acquisition, accounted for in “Other accounts receivable” under Current Assets.

• In the Public Tender Offer (“OPA”) for the delisting of Copesul, carried out on October 5, 2007, EDSP58 Participações S.A. (“EDSP58”) acquired 34,040,927 common shares in Copesul, representing 98.63% of the qualified shares, for a unit value of R$ 38.02. This amount was financially settled on October 10, 2007 and the disbursement amounted to approximately R$ 1,300,000.

After verifying the compliance with the rules applicable to OPA, on October 18, 2007, CVM delisted Copesul.

Considering that Copesul outstanding shares now represent less than 5% of total shares, the Board of Directors of that subsidiary will call a general shareholders’ meeting to pass a resolution on the redemption of such shares at the auction offer price, restated up to the actual payment date.

The Company and its subsidiaries, as participants in the corporate restructuring process, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

(d) Administrative Council for Economic Defense - CADE

• Acquisition of Ipiranga

On April 25, 2007, the Company and CADE entered into the Agreement to Preserve the Reversibility of Transaction– APRO, whereby Braskem undertakes to maintain the normal conditions of free competition in the polyethylene and polypropylene markets prevalent before April 18, 2007, refraining to take the following actions with respect to the petrochemical assets of the Ipiranga Group, until a final sentence on the transaction is issued:

• Any changes in the corporate nature that would imply a change in control;

• Substantial changes in its physical facilities, and assignment or waiver or rights and duties with respect to its assets, including trademarks, patents and the portfolio of customers and raw material suppliers;

• Discontinue the use of trademarks and products, except for the provisions of the Investment Agreement, thus maintaining the offer of Ipiranga product lines;

• Substantial changes in the distribution and marketing structures, logistics and practices;

• Substantial changes in the companies that would imply lay-offs and reassignment of personnel among the different production, distribution, marketing and research units, whenever that such actions could be characterized as a combination of the companies;

• Interrupting, with cause and in the sole discretion of CADE, investment projects which have been previously approved by the Board of Directors, in all activity sectors of the acquired company, as well as the implementation of its sales plans and targets.

The agreement may be reviewed at any time, by CADE or at the request of the companies if, in the discretion of CADE’s full board, they are able to proof that the reasons that gave rise to the agreement are no longer present.

With regard to Copesul, CADE expressed no objections to the transaction, considering that the Company and Petrobras will maintain the current conditions as controlling and minority shareholders, respectively, prevailing prior to April 18, 2007, under the Shareholders’ Agreement in effect.

(e) Corporate governance

Braskem enrolled in Level 1 of the Differentiated Corporate Governance on the Bovespa, which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings. The Company intends to reach Level 2 of Bovespa's Corporate Governance in the near future.

2 Presentation of Financial Statements

The individual and consolidated Quarterly Financial Information was prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the rules and procedures determined by the Brazilian Securities Exchange Commission – CVM, Brazilian Institute of Independent Auditors – IBRACON, and Federal Accounting Council - CFC.

The explanatory notes refer only to the individual Quarterly Financial Information.

The comparative review of financial statements at September 30, 2007 and 2006 includes the merger of Politeno (Note 1(c)) that took place on April 2, 2007. The statements of income of this subsidiary as of March 31, 2007 and September 30, 2006 are presented below:

Statement of income	Mar/07	Sep/06
	(three months)	(nine months)

Net revenues	260,611	762,213
Cost of goods sold	(238,763)	(684,599)

Gross profit	21,848	77,614

Operating expenses, net	(11,112)	(72,933)

Operating profit before interests and financial results	10,736	4,681

Financial results	(10,642)	(14,289)
Equity in income of subsidiaries and associated companies	(35)	1,218
Non-operating results	(25)	236

Net income /(loss) before income and social contribution taxes	34	(8,154)

Deferred income and social contribution taxes	(203)	1,765

Loss for the period	(169)	(6,389)

To provide the market with more information, the Company presents its Statement of Cash Flows as supplementary information to the Quarterly Financial Information.

3 Significant Accounting Practices

(a) Use of estimates

In the preparation of the Quarterly Financial Information in accordance with accounting practices adopted in Brazil, management is required to use judgment to determine and record accounting estimates. Significant assets and liabilities subject to such estimates and assumptions include the residual value of property, plant and equipment, provision for doubtful accounts, inventories and deferred income tax, provision for contingencies, valuation of derivative instruments and liabilities associated with employee benefits. The settlement of transactions involving such estimates may give rise to amounts that are different from estimated ones, due to inaccuracies inherent in the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

(b) Determination of net income

Net income is determined on the accrual basis of accounting.

Sales revenues are recognized when the risk and product title are transferred to customers. This transfer occurs when the product is delivered to customers or carriers, depending on the type of sales.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in a capital reserve, while the ICMS amounts are taken to income.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 17(b).

Monetary assets and liabilities denominated in foreign currencies were converted at the exchange rate ruling on the balance sheet date, and differences arising from currency conversion were taken to income for the year under “Financial income” and “Financial expenses”, respectively.

The Company has recognized in financial results for the period the market value of derivative contracts relating to cash flows and liabilities indexed to foreign currency or international interest rates.

Net income per share is calculated based on the number of outstanding shares at the end of the each quarter.

(c) Current assets and long-term receivables

Cash and cash equivalents comprise primarily cash deposits and marketable securities or investments with immediate liquidity or maturing within 90 days (Note 4).

Marketable securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their adjusted fair values, based on market quotations for similar instruments against future exchange and interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience. For a better calculation of the doubtful accounts the Company analyzes, on a monthly basis, the amounts and characteristics of trade accounts receivable.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Finished products include freight expenses to the sale place. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials (“Warehouse”) are classified in current assets or long-term receivables, considering their history of consumption.

Deferred income tax is recognized upon favorable scenarios for its realization. Periodically, the amounts recorded are revalued in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

Contingent liabilities are stated net of the Deposits in court, in accordance with to CVM Deliberation 489/05.

Other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at cost, considering the following:

• investments in subsidiaries, jointly-controlled entities and associated companies are accounted for on the equity method, plus unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the expected future profitability of the investees and appreciation of the assets, and is amortized over a period of up to 10 years. Goodwill in merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the investees, respectively. Other investments are carried at the cost of acquisition.

• interests in foreign subsidiaries are accounted for on the equity method and foreign exchange variance on assets is recorded in a separate account under operating profits. Balance sheet and statement of income accounts are converted into Brazilian currency at the exchange rates ruling as of the closing date of the Quarterly Financial Information, according to CVM Deliberation 28/86.

• property, plant and equipment is shown at acquisition or construction cost and, as from 1997, includes capitalized interest incurred during the construction period. Capitalized interest is added to assets and depreciated as from the date they become operational.

• depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 12.

• amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue.

• As from January 2006, in accordance with CVM/SNC/SEP Circular-Letter 01/2006 the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled periods at intervals from two to six years and the related expenses are amortized until the beginning of the next maintenance shutdown (Note 12).

(e) Current and long-term liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

The provision for loss in subsidiaries is recorded based on the negative shareholder’s equity (excess of liabilities over assets) of these companies, and is recorded as a long-term liability against the equity results.

Defined benefit pension plans are accounted for based on the calculations made by independent actuaries, which in turn are based on assumptions provided by the Company.

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(f) Deferred income

Deferred income includes negative goodwill of merged or consolidated companies, supported by the expected future profitability.

(g) Consolidated financial statements

The consolidated Quarterly Financial Information was prepared in accordance with the consolidation principles set forth in the Brazilian corporate law and supplementary provisions of CVM and include the financial statements of the Company and its subsidiaries and jointly-controlled entities, and special purpose entities in which the Company has direct or indirect share control, as shown below:

			Interest in total capital - %

		Head office (country)	Sep/07	Jun/07

Subsidiaries
Braskem Argentina S.R.L. (“Braskem Argentina”)	(i)	Argentina	98.00	98.00
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Distribuidora Ltda. (“Braskem Distribuidora”) e sua controlada		Brazil	100.00	100.00
Braskem Europa		Holland	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”) e sua controlada		Cayman Islands	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00
Companhia Alagoas Industrial (“CINAL”)		Brazil	100.00	100.00
CPP - Companhia Petroquímica Paulista ("CPP")		Brazil	79.70	79.70
EDSP58		Brazil	60.00	60.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00
Tegal	(ii)	Brazil		100.00
Copesul e sua controlada	(iii)	Brazil	29.46	29.46
Ipiranga Química e suas controladas	(iv)	Brazil	13.40	13.40

Jointly-controlled entities
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(v)	Brazil	48.98	49.03
Petroflex		Brazil	20.12	20.12
Petroquímica Paulínia S.A. (“Petroquímica Paulínia”)		Brazil	60.00	60.00

Special Purpose Entities (“EPE’s”)	(vi)
Fundo Parin		Guernsey	100.00	100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento (“FIQ Sol”)		Brazil	100.00	100.00

(i) Including the interest of the subsidiary Braskem Distribuidora, Braskem's interest is equal to 100.00%.
(ii) Company merged on July 31, 2007.
(iii) Including the interest of subsidiary IPQ, Braskem’s interest in Copesul is equal to 33.41%.
(iv) Investment consolidated pursuant to the terms of the purchase agreement of the Ipiranga Group (Note 1(c)).
(v) Including the interest of subsidiary CINAL, Braskem’s interest amounts to 53.56%. Jointly-controlled entity pursuant to the provisions of the by-laws.
(vi) Investments consolidated pursuant to CVM Instruction 408/04.

In the consolidated Quarterly Financial Information, the intercompany investments and the equity pick-up, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated.

Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of operations for the consolidated years, respectively. Minority interest corresponds to the respective participations in the capital of CPP, Ipiranga Química and Copesul.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets which gave rise to it, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to “Deferred income".

The comparative analysis of the consolidated statements of income include the full consolidation of Ipiranga Química and Copesul as from April 2007. Up to the quarter ended March 31, 2007, Copesul was consolidated on a pro rata basis, pursuant to CVM Instruction 247/96. Table 8.01 of the Quarterly Financial Information, “Comments on consolidated performance”, presents statements of income on a comparative basis.

Pursuant to paragraph 1, article 23 of CVM Normative Instruction CVM 247/96 and authorization by CVM Letter SNC 004/2007, the Company has not consolidated on a pro rata basis the financial statements of the jointly-controlled entities RPI and Companhia de Desenvolvimento Rio Verde - CODEVERDE. The information on these subsidiaries does not show significant changes and does not lead to distortions in the Company consolidated Quarterly Financial Information. The summarized, adjusted financial statements of these subsidiaries are as follows:

(i) CODEVERDE (pre-operating stage)

Balance Sheet	Sep/07	Jun/07
Assets
Current assets	338	296
Non-current assets
Long-term receivables	122	122
Permanent assets	46,328	44,522

Total assets	46,788	44,940

Liabilities and shareholders’ equity
Current liabilities	94	149
Long-term liabilities	1,349	904
Shareholders’ equity	45,345	43,887

Total liabilities and shareholders’ equity	46,788	44,940

(ii) RPI

Balance Sheet	Sep/07	Jun/07
Assets
Current assets	14,028	15,062
Non current assets
Long-term receivables	336	336
Permanent assets	3,549	3,620

Total assets	17,913	19,018

Liabilities and negative shareholders’ equity
Current liabilities	14,436	15,184
Long-term liabilities	6,299	6,338
Negative Shareholder’s Equity	(2,822)	(2,504)

Total liabilities and negative shareholders’ equity	17,913	19,018

Statement of income

	Sep/07	Jun/07

Net revenues	39,530	20,452
Cost of goods sold	(37,385)	(19,205)

Gross profit	2,145	1,247

Operating expenses, net	(1,544)	(946)

Operating profit before interest and financial results	601	301

Financial results	(637)	(15)
Non-operating results	43	38

Income before income and social contribution taxes	7	324

Deferred income and social contribution taxes, net	185	185

Net income for the period	192	509

For a better presentation of the consolidated Quarterly Financial Information, the cross-holding between the Company and subsidiary Braskem Participações was reclassified as “Treasury shares”. Total shares hold by that subsidiary comprise 580,331 common and 290,165 class A preferred shares, representing a 0.24% interest in the Company’s total capital.

The reconciliation between the parent company and consolidated shareholders’ equity and the net income for the period is as follows:

	Shareholders’ equity		Net income for the period

	Sep/07	Jun/07	Sep/07	Sep/06

Parent company	6,084,707	5,927,096	510,245	(2,957)
Cross holding classified as treasury shares	(13,110)	(13,110)
Exclusion of profits in inventories	(5,782)	(4,998)	5,214	2,398
Exclusion of the gain on the sale of investment between related parties	(38,476)	(38,476)
Exclusion of results of financial transactions between related parties	(11,034)	(11,558)	1,794	999
Reversal of amortization of goodwill on the sale of investments between related parties	21,299	20,268	3,093	3,093
Exclusion of the gain on assignment of right of use to associated company	(34,942)	(34,942)		19,657

Consolidated	6,002,662	5,844,280	520,346	23,190

4 Cash and Cash equivalents

	Sep/07	Jun/07

Cash and banks	58,874	155,151
Financial investments
Domestic	327,111	334,796
Abroad	507,734	513,860

	893,719	1,003,807

The domestic investments are mainly represented by quotas of a Braskem exclusive fund (FIQ Sol) which, in turn, holds quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, investment fund quotas in credit rights, and other fixed-income securities. The financial investments abroad mainly consist of sovereign fixed income instruments or instruments issued by first-tier financial institutions with high marketability.

The Company maintains cash and cash equivalents sufficient to cover: (i) its working capital needs; (ii) investments anticipated in the business plan; and (iii) adverse conditions that may reduce the available funds.

Such funds are allocated in order to: (i) have a return compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a high spread of the consolidated portfolio; (iii) avoid the credit risk arising from the concentration in a few securities; and (iv) follow the market interest rate changes both in Brazil and abroad.

5 Marketable Securities

	Remuneration	Sep/07	Jun/07
Current assets
Investment fund	LIBOR – 0.15% p.a.	193,917	208,595

Long-term receivables
Investment fund	LIBOR – 0.10% p.a.	275,835	288,930
Other		15,446	15,855

		291,281	304,785

		485,198	513,380

Braskem is the only quotaholder of the investment fund recorded in current assets and non-current assets. The portfolio comprises time deposits at Credit Suisse First Boston Bank (“CSFB”).

6 Trade Accounts Receivable

	Sep/07	Jun/07

Customers
Domestic market	1,162,288	1,042,344
Foreign market	589,788	500,550
Discounted trade bills	(97,135)	(143,234)
Advances on bills of exchange delivered	(216,162)
Allowance for doubtful accounts	(155,659)	(162,610)

	1,283,120	1,237,050
Long-term receivables	(38,438)	(41,324)

Current assets	1,244,682	1,195,726

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights.

The Company carried out a trade bill discount transaction with a financial institution, undertaking to reimburse it in the event of delinquency of the customers.

Changes in the allowance for doubtful accounts are as follows:

	Sep/07	Sep/06

At January 1	103,474	72,945
Additions classified as selling expenses	69,144	62,697
Addition through merger of Politeno / Tegal	52,145
Recovery of credits provided for	(69,104)	(40,900)

At the end of the period	155,659	94,742

7 Inventories

	Sep/07	Jun/07

Finished products and work in process	769,244	853,434
Raw materials, production inputs and packaging	329,475	272,873
Warehouse (*)	314,499	322,022
Advances to suppliers	30,503	44,479
Imports in transit and other	13,943	50,468
Provision for adjustment to realization value	(14,827)	(14,827)

	1,442,837	1,528,449
Non-current assets (*)	(24,098)	(24,731)

Current assets	1,418,739	1,503,718

(*)Based on its turnover, part of the maintenance materials inventory was reclassified to non-current assets.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related Parties

	Balance Sheet
	Sep/07	Jun/07
Current assets
Cash and cash equivalents
Special Purpose Entity
FIQ Sol	252,130	287,371
Marketable securities
Special Purpose Entity
Fundo Parin	193,917	208,595
Trade accounts receivable – Current assets
Subsidiaries and jointly-controlled entities
Braskem America	22,551	26,478
Braskem Argentina	1,832	4,888
Braskem Distribuidora	305	3,748
Braskem Europa	35,821	44,341
Braskem Inc.	8,620	7,817
Cayman		12
CINAL	1,532	1,534
Copesul	11,830	7,914
Lantana	41,267	12,467
Ipiranga Química	2,230	1,890
IPQ	5,452	49
CETREL	48	41
Petroquímica Paulínia	4,622	4,622
Petroflex	15,236	5,710
Associated company
Borealis Brasil S.A. (“Borealis”)	14,027	259
Related parties
Petrobras	43,856	43,022
Petrobras Distribuidora S.A.	1,386	1,775
Other	709	709
	211.324	167.276
Dividends receivable
Associated company
Borealis		2,000
		2,000
Long-term receivables
Marketable securities
Special Purpose Entity
Fundo Parin	275,835	288,930
Related parties
Subsidiaries and jointly-controlled entities
Braskem Distribuidora	12,022	133
Cayman		50
CINAL	1,143	1,300
Tegal (AFAC)		2,446
Lantana	49
CETREL (AFAC)	135	135
Related parties
Petrobras	41,362	40,521
Other	2,030	1,972
	56,741	46,557

Related Parties (continued)

	Balance Sheet
	Sep/07	Jun/07
Current liabilities
Suppliers
Subsidiaries and jointly-controlled entities
Braskem Argentina	553	3,324
Cinal	1,053
Tegal		323
Copesul	31,397	255,580
IPQ	2,761	2,244
CETREL	1,008	206
Related parties
Construtora Norberto Odebrecht (“CNO”)	4,972	4,755
Petrobras	572,384	398,338
Petrobras Distribuidora	10,320	6,251
	624,448	671,021
Long-term liabilities
Related parties
Subsidiaries
Braskem Importação e Exportação Ltda. (“Braskem Importação”)	1,436	1,435
Braskem Participações	5,437	5,287
Politeno Empreendimentos	12,985	12,421
Tegal		3,933
	19,858	23,076

Related Parties (continued)

	Statement of income
	Sep/07	Sep/06
Transactions
Product sales
Subsidiaries and jointly-controlled entities
Braskem America	37,002	18,455
Braskem Argentina	5,903
Braskem Distribuidora	33,403
Braskem Europa	90,559
Braskem Inc.	45,563	31,665
Cayman		9,308
CINAL	118
IPQ	8,991
Ipiranga Química	3,449
Lantana	106,842	199,991
Politeno	295,367	795,981
Polialden		136,983
CETREL	147	1,091
Copesul	4,369	3,189
Petroflex	343,116	342,333
Associated company
Borealis	105,874	92,772
Related parties
Petrobras	228,639
Petrobras Distribuidora	28,031
	1,337,373	1,631,768

Raw materials, services and utilities purchases
Subsidiaries and jointly-controlled entities
CINAL	7,906	26,873
Politeno	11,977	7,376
Tegal	13,208	14,786
Copesul	2,086,496	2,050,058
CETREL	15,744	18,468
Related parties
CNO	81,269	98,455
Petrobras	3,200,639	3,864,248
Petrobras Distribuidora	217,181	228,149
	5,634,420	6,308,413

Financial income
Subsidiaries
Braskem America	(3,394)
Braskem Argentina	(378)
Braskem Distribuidora	106	4
Braskem Europa	(7,581)
Braskem Inc	(2,819)
Cayman	(4)	6
CINAL	159
Copesul		14,389
Lantana	(1,986)
Politeno	6,692	2,522
Tegal	105	78
Related parties
Petrobras	2,494	2,744
Other	(369)	167
	(6,975)	19,910

Financial expenses
Subsidiaries
Braskem Argentina	(421)
Braskem Importação	121	138
Braskem Inc	(725)
Braskem Participações	465	365
Copesul	273
Politeno		229
Politeno Empreendimentos	761
Tegal	85	14
Related parties
Petrobras	38,138
Petrobras Distribuidora	2,725
Odebrecht (Convertible debentures (Note 20(a))	74,825	99,405
	116,247	100,151

“Trade accounts receivable” and “Accounts payable to Suppliers” include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:

Sales of Braskem:

Company	Products/inputs

Borealis / Cayman / Lantana / Braskem America/Braskem Europa/ Braskem Argentina / Braskem Distribuidora	Thermoplastic resins
Braskem Inc.	Basic petrochemicals
Polialden / Politeno	Ethylene and utilities
Petroflex	Butadiene
Petrobras	Gasoline
Ipiranga Química / IPQ	Basic petrochemicals/Thermoplastic resins

Purchases of Braskem:

Company	Products/inputs/services

CINAL / Cetrel	Utilities, treatment and incineration of waste
Copesul	Ethylene, propane and utilities
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
CNO	Construction and maintenance services
Tegal	Gas storage services

These transactions are carried out at normal market prices and conditions, considering (i) for purchase and sale of ethylene, international market prices, (ii) for purchases of naphtha from Petrobras, the European market prices, and (iii) for sales to foreign subsidiaries, under a 180-day term, longer than terms offered to other customers. Until September 30, 2007, the Company also imported naphtha at a volume equal to 28.2% of its consumption.

“Credits with related parties“ and “Debt with related parties” include intercompany current account balances, remunerated at 100% of CDI. The purpose of these current accounts is to apply daily financial funds available under a single pool to settle the account holders’ obligations. Account holders include the Company and its direct and indirect subsidiaries in Brazil.

9 Taxes Recoverable

	Sep/07	Jun/07

Excise tax (IPI) (regular transactions)	15,469	47,606
Value-added Tax on Sales and Services (ICMS)	881,455	898,444
Employees’ profit participation program (PIS) and Social contribution on billings (Cofins)	65,617	61,656
PIS – Decrees-Law 2445 and 2449/88	42,077	55,194
Income and Social contribution taxes	18,924	46,609
Other	72,785	76,576

	1,096,327	1,186,085
Current assets	(177,149)	(282,079)

Long-term receivables	919,178	904,006

(a) IPI

In the 1st quarter of 2005, the Company used up its IPI credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of merged company OPP Química S.A. (OPP Química), located in the State of Rio Grande do Sul. This excise tax credit derived from a lawsuit filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.

On December 19, 2002, the Federal Supreme Court (STF) – based on its full-bench precedents on this matter – entertained an extraordinary appeal lodged by the National Treasury and affirmed the erstwhile decision rendered by the Regional Federal Court (TRF), 4th Circuit, thus recognizing OPP Química’s entitlement to the IPI tax credit on said acquisitions, covering the ten-year period prior to the filing date and accruing the SELIC benchmark rate until the date of actual use of such credits.

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental, which is pending judgment by the 2nd Panel of STF. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. According to the opinion of the Company’s legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses no risk of changes in the OPP Química-friendly decision, although the STF itself is revisiting this matter in a similar lawsuit lodged by another taxpayer (the respective judgment is in abeyance).

In December 2002, OPP Química posted these tax credits at R$ 1,030,125, which were offset by the Company with IPI itself and other federal tax debts.

On September 28, 2006, the Company was given four infraction notices (autos de infração) for use of those IPI tax credits at the Rio Grande do Sul establishments of merged company OPP Química. The Company presented administrative defenses against such infraction notices.

Two of these infraction notices were issued solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits until ten years before the filing of a lawsuit by the Company. However, the Company’s use of tax credits is protected by the STF final and conclusive determination, which voids the content of said notices.

The other two infraction notices allege that there is no favorable court decision supporting the Company’s use of tax credits deriving from future acquisition of raw materials. However, those court rulings did warrant the Company’s ongoing entitlement to offset its tax credits. In the opinion of its legal advisors, the Company stands good chances of prevailing against these four infraction notices.

During the first semester of 2007, the Company was notified about administrative decisions rejecting approximately 200 applications for offsetting of these credits with taxes payable by other units. The Company disputed these rejections and, when necessary, brought suit in court to proceed with discussions at administrative level and to suspend the collection of disputed taxes.

The Company was also notified about infraction notices issued to collect supposed tax delinquencies originating from use of tax credits not recognized by the tax authorities, plus a fine (on the argument that the respective tax offsetting was not covered by the res judicata explained above). In its administrative defense, the Company will show that such infraction notices are groundless. In the opinion of its legal advisors, the Company stands good chances of prevailing against these infraction notices as well.

The amounts relating to all of these events come to approximately R$2,225,002 (updated to September 30, 2007 at the SELIC benchmark rate, but without computing penalties).

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 16 (ii)).

(b) ICMS

The Company has accrued ICMS tax credits during the latest fiscal years, basically on account of taxation rate differences between incoming and outgoing inputs and products; domestic outgoing products under incentive (subject to deferred taxation); and export sales.

The Company’s Management has given priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits. Management’s actions comprise, among others:

• Obtaining from the Rio Grande do Sul state authorities an authorization for transfer of these credits to third parties, backed by Agreement TSC 036 of 2006 (published in the Official Gazette on October 19, 2006).

• Obtaining from the Bahia state authorities a greater reduction in the tax base of ICMS levied on imported petrochemical naphtha (from 40% to 60%), as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 9681 of 2005).

• Increasing the ICMS tax base in connection with the sale of fuels to refiner (from 40% to 100%), as per article 347 of the Bahia State ICMS Regulations.

• Replacing the exports of co-products by domestic market transactions.

• Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

Considering the company’s Management projection over the term for realization of those credits, the amount of R$ 750,913 (June 30, 2007 – R$ 770,688) was recorded as noncurrent assets.

10 Deposits in court and compulsory loan – Long-term receivables

	Sep/07	Jun/07

Deposits in court
Tax claims	53,937	52,776
Labor and other claims	27,071	28,475

Compulsory loan
Eletrobrás	18,980	18,980

	99,988	100,231

11 Investments

(a) Information on investments

	Number of shares or quotas held (thousands)
						Interest in total capital		Interest in voting capital
				Sep/07	Jun/07	(%)		(%)
	Common	Pref.
	shares	shares	Quotas	Total	Total	Sep/07	Jun/07	Sep/07	Jun/07

Subsidiaries
Braskem America (i)	40			40	40	100.00	100.00	100.00	100.00
Braskem Argentina (i)			19,600	19,600	19,600	98.00	98.00	98.00	98.00
Braskem Inc.	40,095			40,095	40,095	100.00	100.00	100.00	100.00
Braskem Participações	6,500,000			6,500,000	6,500,000	100.00	100.00	100.00	100.00
Braskem Distribuidora			32,332	32,332	31,649	100.00	100.00	100.00	100.00
Braskem Europa (i)			1,444	1,444	500	100.00	100.00	100.00	100.00
CINAL	92,587			92,587	92,587	100.00	100.00	100.00	100.00
CPP	8,465			8,465	8,465	79.70	79.70	79.70	79.70
Tegal (ii)					24,164		100.00		100.00
Copesul	44,255			44,255	44,255	29.46	29.46	29.46	29.46
EDSP58 (i)	600			600	600	60.00	60.00	60.00	60.00
Politeno Empreendimentos			24	24	100.00	100.00	100.00	100.00	100.00

Jointly-controlled entities
CETREL	730			730	730	48.98	49.03	48.98	49.03
CODEVERDE	9,894			9,894	9,755	35.53	35.53	35.53	35.53
Petroflex	4,759	2,321		7,080	7,080	20.12	20.12	20.14	20.14
Petroquímica Paulínia	105,000			105,000	67,582	60.00	60.00	60.00	60.00

Associated companies
Borealis	18,949			18,949	18,949	20.00	20.00	20.00	20.00
Rionil Compostos Vínilicos Ltda.”Rionil” (iii)					3,061		33.33		33.33
Sansuy S.A. Ind. de Plásticos “Sansuy”			271	271	271	20.00	20.00	20.00	20.00

Information on investments of subsidiaries

Braskem Distribuidora
Braskem Argentina (i)			400	400	400	2.00	2.00	2.00	2.00
Braskem Importação			252,818	252,818	252,818	100.00	100.00	100.00	100.00
Cayman (v)	900			900	900	100.00	100.00	100.00	100.00

Braskem Inc.
Lantana (iv)	5			5		100.00		100.00

Cayman
Lantana (iv)					5		100.00		100.00

Cinal
CETREL	68			68	68	4.58	4.58	4.58	4.58

Politeno Empreendimentos
Santeno			2,966	2,966	2,966	100.00	100.00	100.00	100.00

(i) Number of shares or quotas expressed in units.

(ii) Investment merged in July 2007.

(iii) Investment sold in September 2007 (Note 11(b)).

(iv) Investment sold to Braskem Inc in August 2007.

(v) Company being wound-up.

Information on Investments (continued)

			Adjusted shareholders’ equity
	Adjusted net income (loss) for the period		(unsecured liabilities)

	Sep/07	Sep/06	Sep/07	Jun/07

Subsidiaries
Braskem America	(422)	542	4,062	5,000
Braskem Argentina	(536)	26	1,306	997
Braskem Europa	1,921		5,531	1,912
Braskem Inc.	8,522	(30,057)	54,551	50,100
Braskem Participações	(288)	1,048	21,461	21,336
Braskem Distribuidora	(14,909)	17,015	85,023	101,282
CINAL	1,409	804	26,191	25,065
Copesul	419,641		1,715,709	1,634,734
CPP			10,621	10,621
Politeno (i)	(169)	(6,355)
Politeno Empreendimentos	1,247		15,397	14,680
Tegal	(118)	(1,208)		13,045

Jointly-controlled entities
CETREL	12,561	11,491	124,363	118,624
CODEVERDE			45,345	43,887
Copesul		404,321
Petroflex	54,967	14,105	367,905	349,194
Petroquímica Paulínia			163,138	163,138

Associated companies
Borealis	5,968	11,784	113,859	112,319
Rionil		120		5,843
Sansuy	(6,547)	(9,837)	(31,908)	(24,594)

Information on investments of subsidiaries
Braskem Distribuidora
Braskem Argentina	(536)	26	1,306	997
Braskem Importação	801	114	1,327	955
Cayman	(4,764)	19,834		13,206
Cayman
Lantana		(174,713)		(90,505)
Overseas (ii)		189,560
Braskem Inc
Lantana	195,900		21,323
Cinal
CETREL	12,561	11,491	124,363	118,624
Politeno
Politeno Empreendimentos		880
Politeno Empreendimentos
Santeno		288		1,805

(i) Merged into Braskem in April 2007 (Note 1(c)).
(ii) Company wound up in July 2007.

Quotation of related parties listed on the São Paulo Stock Exchange:

			Quotation (R$)		Trading
	Type	Code	Sep/07	Jun/07	Unit
Copesul (*)	ON	CPSL3	37.76	36.73	1 share
Petroflex	ON	PEFX3	30.98	28.79	1 share
	PNA	PEFX5	16.00	15.40	1 share

(*) Copesul was delisted from Bovespa as from October 18, 2007 (Note 1(c)).

(b) Investment activity in subsidiaries, jointly-controlled entities and associated companies

	Subsidiaries and jointly-controlled entities

					Sep/07

	Braskem	Braskem	Braskem	Braskem	Braskem
	Distribuidora	America	Inc.	Participações	Europa

At January 1	99,932	5,668	53,512	21,749	1,217
Addition through exchange/purchase of shares/merger (i)
Addition through capital increase					2,488
Write-off through merger (i)
Equity in income of subsidiary and associated companies	(14,909)	(422)	8,522	(288)	1,921
Recording of goodwill (negative goodwill)
Amortization of (goodwill) negative goodwill
Exchange variation on foreign investment		(731)	(7,483)		(95)
Transfer of goodwill on merger (ii)
Other		(453)

At the end of the period	85,023	4,062	54,551	21,461	5,531

	Subsidiaries and jointly-controlled entities (continued)

					Sep/07

				Petroq.
	CETREL	CINAL	Copesul	Paulínia	Petroflex

At January 1	65,534	16,051	541,812	78,082	61,117
Addition through exchange/purchase/merger (i)
Addition through capital increase				19,801
Write-off through merger (i)
Equity in income of subsidiary and associated companies	6,158	1,409	115,993		11,059
Recording of goodwill (negative goodwill)
Amortization of (goodwill) negative goodwill	(1,172)		(24,209)
Exchange variation on foreign investment
Transfer of goodwill on merger (ii)
Tax incentives	799		638		1,229
Other	341		(1,843)

At the end of the period	71,660	17,460	632,391	97,883	73,405

	Subsidiaries and jointly-controlled entities (continued)

					Sep/07	Jun/07
			Politeno
	Politeno (iii)	Tegal	Empr.	Other	Total	Total

At January 1	837,867	13,553		17,232	1,813,326	1,813,326
Addition through exchange/purchase/merger (i)		608	14,150	(3,014)	11,744	11,743
Addition through capital increase				518	22,807	19,800
Write-off through merger (i)	(478,286)	(14,024)			(492,310)	(478,286)
Equity in income of subsidiaries and associated companies	(152)	(137)	1,247	(498)	129,903	100,951
Recording of goodwill (negative goodwill)	26,824	498		2,992	30,314	30,336
Amortization of (goodwill) negative goodwill	(15,187)	(498)		(22)	(41,088)	(33,112)
Exchange variation on foreign investment				(361)	(8,670)	(6,147)
Transfer of goodwill on merger (ii)	(371,066)				(371,066)	(371,066)
Tax incentives					2,666	1,866
Other				(10)	(1,965)

At the end of the period			15,397	16,837	1,095,661	1,089,411

(i) Additions and write-offs through merger arise mainly from the corporate restructuring described in Note 1(c).
(ii) Goodwill on the merger of Politeno transferred to deferred charges pursuant to CVM Instruction 247/96.
(iii) Equity in the results includes the effect of the distribution of dividends for preference shares with incentives.

				Associated companies

			Sep/07	Jun/07

	Borealis	Rionil	Total	Total

At January 1	23,581	2,023	25,604	25,604

Equity in income of associated companies	1,190	(106)	1,084	807
Write-off through sale/ capital reduction		(1,303)	(1,303)
Dividends	(2,000)		(2,000)	(2,000)
Loss on sale of investment		(614)	(614)

At the end of the period	22,771		22,771	24,411

Goodwill (negative goodwill) underlying the investments

						Sep/07	Jun/07

	Cetrel (i)	Cinal	Copesul (ii)	Politeno (ii)	Other	Total	Total

Cost of goodwill	15,622		309,121	492,270	2,917	819,930	819,930
Goodwill on the acquisition of shares (iii)				106,611	3,513	110,124	110,123
(-) Accumulated amortization	(4,935)		(174,556)	(227,815)	(3,458)	(410,764)	(402,767)
Negative goodwill value		(8,731)			(2,114)	(10,845)	(10,845)
Transfer through merger				(371,066)		(371,066)	(371,066)
Goodwill (negative goodwill), net	10,687	(8,731)	134,565		858	137,379	145,375

(i) Goodwill based on the appreciation of property, plant and equipment, and amortized up to 2015.
(ii) Goodwill based on future profitability, amortized up to 2011.
(iii) Estimated goodwill on Politeno shares purchased in April 2006 (Note 1(c)), the final price of which will be determined in November 2007.

In the consolidated Quarterly Financial Information, goodwill is stated in property, plant and equipment or deferred charges, while negative goodwill is stated in deferred income, in accordance with CVM Instruction 247/96.

(c) Information on the main investees with operating activities

Copesul

Copesul is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products and the production and supply of utilities, as well as providing various services used by the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul and management of logistic services related to its waterway and terrestrial terminals.

Politeno

Politeno, merged on April 2, 2007 (Note 1(c)), was engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products was ethylene, which was supplied by Braskem. Politeno operated an industrial plant in Camaçari - Bahia.

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems.

CINAL

To July 2006, CINAL was engaged in the implementation of the Basic Industrial Nucleus of the Alagoas Chlorine chemical Complex and the production and sale of goods and several services, such as steam, industrial water, industrial waste treatment and incineration of organ chlorine waste for the companies located in the mentioned Industrial Nucleus. In July 2006, the assets associated with the production of steam, industrial water and other industrial inputs were spun-off and merged into the Company.

Petroquímica Paulínia

On September 16, 2005, Braskem and Petroquisa formed Petroquímica Paulínia, which is responsible for the implementation and operation of a new polypropylene unit under construction at Paulínia – São Paulo, using as raw material polymer-grade propylene supplied by Petrobras and last generation technology owned by Braskem. Start-up of this venture is scheduled for the second quarter of 2008.

(d) Advance for the acquisition of investments

As the first step of the acquisition of the Ipiranga Group petrochemical assets, on April 18, 2007, Braskem paid to Ultrapar R$ 652,192, representing the first advance for the acquisition of the petrochemical assets of the Ipiranga Group comprising Ipiranga Química S.A., Ipiranga Petroquímica S.A. and the latter’s interest in Copesul – Companhia Petroquímica do Sul indirectly held by the former controlling shareholders of the Ipiranga Group. As widely disclosed to the market, the process will be completed with four additional stages which will involve the advance of the remaining portions to the Ultra Group. In fact, in the final stage, Braskem will receive100% of the shares acquired by the Ultra Group in the condition of agent, thus settling the aggregate advances received. All stages of the process are expected to be completed by the end of the first quarter of 2008.

Considering the specific aspects of this transaction, the amount of goodwill on the investment acquired will only be determined upon receipt of all shares, during the last stage. Shares acquired by the Ultra Group for itself correspond to 13.4% of Ipiranga Química’s total capital. Although the amount disbursed by Braskem remains in an advance account, under Investments, the Company started to manage the petrochemical assets of the Ipiranga Group as provided for in the shareholders’ agreement among Braskem, Petrobras and the Ipiranga Group companies. Furthermore, Braskem recognized equity in the results of Ipiranga Química, in the amount of R$ 22,409, based on a 13.4% shareholding. As a contra entry to equity in the earnings, Braskem recorded expenses with realization of goodwill, which was estimated taking into account the relation among the amount advanced to the Ultra Group, the total anticipated transaction value, the percentage considered for equity accounting purposes – 13.4% - and the Company interests upon completion of the process, 60%.

12 Property, Plant and Equipment

			Sep/07	Jun/07	Average
					annual depreciation
		Accumulated			Rates
	Cost	Depreciation	Net	Net	(%)

Property, plant and equipment
Land	26,221		26,221	26,221
Buildings and improvements	1,009,779	(461,094)	548,685	525,484	2.7
Machinery, equipment and facilities	8,771,758	(4,228,328)	4,543,430	4,435,523	5.4
Mines and wells	27,634	(23,550)	4,084	4,255	10.6
Furniture and fixtures	63,459	(39,726)	23,733	19,867	10.0
IT equipment	83,692	(61,983)	21,709	21,712	20.0
Maintenance stoppages in progress	77,850		77,850	103,317
Projects in progress	857,107		857,107	967,683
Capitalized interest on projects in progress	86,623		86,623	72,381
Other	183,990	(57,879)	126,111	102,959	10.4

	11,188,113	(4,872,560)	6,315,553	6,279,402

Intangible assets
Trademarks and patents	512	(505)	7	7	9.6
Technology	34,491	(23,877)	10,614	11,661	12.3
Software and rights of use	197,130	(37,732)	159,398	109,872	19.8

	232,133	(62,114)	170,019	121,540

	11,420,246	(4,934,674)	6,485,572	6,400,942

Changes in Property, plant and equipment and intangible assets

				Depreciation/
	Balance at	Additions/	Additions	Depletion/	Balance at
	01/01/2007	transfers	through merger	provision	09/30/2007

Property, plant and equipment
Land	21,267		4,954		26,221
Buildings and iprovements	507,467	36,340	21,645	(16,767)	548,685
Machinery, equipment and facilities	3,901,230	891,792	104,854	(354,446)	4,543,430
Mines and wells	4,625			(541)	4,084
Furniture and fixtures	9,279	14,271	1,791	(1,608)	23,733
IT equipment	13,405	11,090	1,622	(4,408)	21,709
Maintenance stoppages in progress	77,843	(4,056)	4,063		77,850
Projects in progress	1,271,773	(451,328)	36,662		857,107
Capitalized interest on projects in progress	104,566	(17,943)			86,623
Other	82,675	55,074	12	(11,650)	126,111

	5,994,130	535,240	175,603	(389,420)	6,315,553
Intangible assets
Trademarks and patents	12			(5)	7
Technology	13,758			(3,144)	10,614
Software and rights of use	115,355	62,392	1,290	(19,639)	159,398

	129,125	62,392	1,290	(22,788)	170,019

	6,123,255	597,632	176,893	(412,208)	6,485,572

Projects in progress relate mainly to projects for expansion of the industrial units capacities, operating improvements to increase the useful lives of machinery and equipment, excellence projects in maintenance and production, as well as programs in the areas of health, technology and security.

At September 30, 2007, property, plant and equipment includes the appreciation, in the form of goodwill arising from the merger of subsidiaries, in conformity with CVM Instruction 247/96, in the net amount of R$ 781,500 (June 30, 2007 - R$ 800,399).

As of January 2006, in accordance with CVM/SNC/SEP circular-Letter 1/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such expenses, which arise from the partial or full production stoppage, occur at scheduled periods at intervals from two to six years and are amortized in production cost until the beginning of the next maintenance shutdown.

Also because of the adoption of the above mentioned Circular-Letter, in the first quarter of 2006, the Company recorded additional depreciation of machinery and equipment in the amount of R$ 164,890. As this is a change in accounting criterion and depreciation in relation to years prior to 2006, this amount was recorded in Shareholders’ equity, in the Accumulated deficit line, as required by the Circular-Letter and article 186 of the Brazilian corporate law.

As a result of the discontinuance of the DMT production unit (Note 1 (b)) in June 2007, a provision was recorded for adjustment to market value of machinery, equipment and facilities pertaining to that plant. The provision amount of R$ 24,788 is recorded in non-operating results.

13 Deferred Charges

			Sep/07	Jun/07	Average
					annual amortization
		Accumulated			rates
	Cost	amortization	Net	Net	(%)

Organization and system implementation expenses	272,187	(171,759)	100,428	110,920	18.4
Expenditures for structured transactions	287,776	(180,004)	107,772	119,604	16.0
Goodwill on merged investments (i)	2,253,953	(1,072,743)	1,181,210	1,261,008	10.0
Other	75,176	(35,610)	39,566	42,303	10.0

	2,889,092	(1,460,116)	1,428,976	1,533,835

(i) Goodwill on merger is based on future profitability and is being amortized in up to 10 years, according to appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 247/96.

Changes in Deferred Charges

	Balance at	Additions /	Additions		Balance at
	01/01/2007	Transfers	through merger	Amortization	09/30/2007

Organization and system implementation expenses	117,466	17,444	3,484	(37,966)	100,428
Expenditures for structured transactions	144,609			(36,837)	107,772
Goodwill on merged investments	1,017,073	388,401		(224,264)	1,181,210
Other	46,139			(6,573)	39,566

	1,325,287	405,845	3,484	(305,640)	1,428,976

14 Loans and Financing

	Annual financial charges	Sep/07	Jun/07

Foreign currency

Eurobonds	Note 14(a)	1,920,969	2,007,027

Advances on exchange contracts	US$ exchange variation + average interest of 5.60%	283

Export prepayment	Note 14(b)	913,907	960,546

Medium - Term Notes	Note 14(c)	647,213	687,885

Raw material financing	YEN exchange variation + fixed interest of 6.70%	381	758
	US$ exchange variation + average interest of 6.85%	22,069	22,661

Permanent asset financing	US$ exchange variation + fixed interest of 7.14%	268	276

BNDES	Average fixed interest of 9.93% + post-fixed restatement (UMBNDES) (i)	30,794	34,309

Working capital	US$ exchange variation + average interest of 7.94%	388,686	399,130

Local currency

BNDES	Average fixed interest of 3.88% +TJLP	262,301	272,034

BNB	Fixed interest of 9.78%	156,330	156,298

FINEP	TJLP	68,031	71,766

Project financing (NEXI)	YEN exchange variation + interest of 0.95% above TIBOR	246,851	258,116

Total		4,658,083	4,870,806

Current liabilities		(256,016)	(252,064)

Long-term liabilities		4,402,067	4,618,742

(i) UMBNDES = BNDES monetary unit.

(a) Eurobonds

In April 2006, the Company completed the issue of US$ 200,000 thousand perpetual bonds. The bonds are redeemable at the option of the Company in 360 months, and quarterly as from 2011. Funds raised were used for working capital purposes and acquisition of Politeno shares.

In September 2006, the Company approved the issue of US$ 275.000 thousand Bonds, with 8% coupon and maturity in ten years. Funds raised were used mainly for the partial repurchase of Medium-Term Notes (“MTN”) of the 3rd tranche (Note 14 (c)).

In June 2007, the Company renegotiated the interest rate of bonds issued in June 1997, which went from 9.00% to 8.25% p.a., while maturity was postponed from 2007 to 2024.

Composition of transactions:

Issue date	Issue amount US$ thousand	Maturity	Interest % p.a.	Sep/07	Jun/07

Jun/1997	150,000	Jun/2024	8.25	281,840	289,261
Jul/1997	250,000	Jun/2015	9.38	473,972	485,187
Jun/2005	150,000	None	9.75	276,945	290,093
Apr/2006	200,000	None	9.00	374,295	392,064
Sep/2006	275,000	Jan/2017	8.00	513,917	550,422

				1,920,969	2,007,027

(b) Export prepayment

In April 2007, the Company obtained a bridge-point of up to US$ 1.2 billion, intended to finance the acquisition of the petrochemical assets of the Ipiranga Group, as well as the future delisting of Copesul. Until June 30, 2007, US$ 330 million was drawn down under this line as prepayment of exports. The credit line has a two-year term and annual rates of 0.35% above Libor in the first and 0.55% in the second year.

In April 2007, aiming at restructuring its indebtedness, the Company settled in advance the prepayment agreement in the amount of US$ 200,000 thousand, with stated maturity in June 2009, by obtaining a new prepayment in the amount of US$ 150,000 thousand.

Composition of transactions:

Date	Initial amount US$ thousand	Settlement date	Charges (% p.a)	Sep/07	Jun/07

Jan/2005	45,000	Jan/2008	1.55 + 3-month LIBOR	15,215	23,903
Apr/2007	150,000	Apr/2014	0.77 + 6-month LIBOR	284,155	293,140
Apr/2007	330,000	Apr/2009	0.35 + 3-month LIBOR	614,537	643,503

				913,907	960,546

(c) Medium-Term Note ("MTN") Program

To restructure its debt, in September 2006, the Company repurchased part of the notes of the 3rd tranche, in the amount of US$ 184,600 thousand, corresponding to 67% of the original issue. In addition to the principal, note holders were paid the amount relating to due and not yet due interest, brought to present value.

Composition of transactions:

Issue	Amount US$ thousand	Issue date	Maturity	Interest p.a.	Sep/07	Jun/07

3rd tranche	275,000	Nov/2003	Nov/2008	12.50%	175,827	177,954
4th tranche	250,000	Jan/2004	Jan/2014	11.75%	471,386	509,931

					647,213	687,885

(d) FINEP, BNDES and BNB

These loans relate to various transactions aiming at increasing production capacity, as well as environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

In June 2005, a BNDES credit line was approved, in the amount of R$ 384,600, of which R$ 295,335 was released up to September 30, 2007.

In November 2006, a further BNDES credit line was approved in the amount of R$ 48,449, of which R$ 23,014 was released up to September 30, 2007.

(e) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand - R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529. The principal is payable in 11 installments as from March 2007, with final maturity in June 2012.

As part of its risk management policy (Note 22), the Company entered into a swap contract in the total amount of these loans, which, in effect, change the annual interest rate to 101.59% of CDI for the tranche drawn down in March, and 104.29% and 103.98% of CDI for the tranches drawn down in September 2005. The swap contract was signed with a leading foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results, under monetary variation of financing (Note 23).

(f) Repayment schedule and guarantees

Long-term loans mature as follows:

	Sep/07	Jun/07

2008	211,814	260,229
2009	778,228	804,858
2010	167,626	166,877
2011	130,979	130,993
2012 and thereafter	3,113,420	3,255,785

	4,402,067	4,618,742

For financing, the Company has given security as stated below:

		Total	Loan
	Maturity	guaranteed	amount	Guarantees

BNB	Jan/2016	156,330	156,330	Mortgage, machinery & equipment
BNDES	Jan/2012	293,095	293,095	Mortgage, machinery & equipment
NEXI	Mar/2012	166,022	246,851	Insurance premium
FINEP	Mar/2012	68,031	68,031	Mortgage and surety bond
Prepayments	Apr/2014	299,370	913,907	Mortgage and surety bond
Other institutions	Nov/2007 to Jun/2012	22,718	411,687	Surety/endorsement and promissory notes

	Total	1,005,566	2,089,901

At September 30, 2007, the Company is the direct financing guarantor of the jointly-controlled entity Petroflex for R$ 8,989 (June 30, 2007 - R$ 10,578), corresponding to 40% of Petroflex’ debt with BNDES.

In December 2006, the Company, together with Petrobras Química S.A. – Petroquisa, entered into a supporting agreement with BNDES, under which Braskem and Petroquisa undertake to provide, in proportion to their respective interests in the capital of Petroquímica Paulínia, the required funds to meet any insufficiencies arising from delinquency on the part of this company. Accordingly, the Company may be required to make disbursements to Petroquímica Paulista of up to R$ 339,720, as capital contribution or loan.

These amounts correspond to the maximum amount of potential future repayments (not discounted) that the Company may be required to make.

(g) Capitalized interest

As described in Note 3(d), the Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company policy is to apply the weighted average financial charge rate on the debt to the balance of projects in progress. This amount is limited to the amount of charges incurred in the period.

The average used during the period was 6.94% p.a. and the amounts capitalized are stated below:

	Sep/07	Sep/06

Gross financial charges	426,035	352,687
(-) Capitalized interest	(46,601)	(42,214)

Net financial charges	379,434	310,473

(f) Loan covenants

Certain loan agreements entered into by the Company establish limits for a number or ratios relating to the ability to incur debts and pay interest. The ratios are as follows:

• Debentures of 13th and 14th Issues – Net Debt / EBITDA*.
• NEXI financing – Net Debt / EBITDA** and EBITDA** / net interest on debt.
• MTN – Net Debt / EBITDA**.

* EBITDA – Earnings before interest, depreciation and amortization.
** EBITDA – Earnings before interest, depreciation and amortization ((excludes also, dividends and interest on shareholder’s equity received).

The above covenants are calculated on a consolidated basis for the past 12 months a quarterly basis. Penalty for noncompliance is the potential acceleration of the debt. All commitments have been accomplishing by the Company.

15 Debentures

At a meeting held on August 2, 2006, the Board of Directors approved the 14th issue of 50,000 simple, unsecured debentures, not convertible into shares, in a single series, for a total of R$ 500,000. The debentures were subscribed and paid up on September 1st, 2006.

Composition of transactions:

Issue	Unit value	Maturity	Remuneration	Remuneration payment	Sep/07	Jun/07

13th.(i)	R$ 10	Jun/2010	104.10% of CDI	Biannually as from Dec/2005	311,590	302,816

14th.(i)	R$ 10	Sep/2011	103.50% of CDI	Biannually as from Mar/2007	504,143	520,561

					815,733	823,377

(i) Public issues of debentures not convertible into shares.

The debenture activity in the period is summarized as follows:

	Sep/07	Jun/07

At January 1	2,107,356	2,107,356
Financial charges	162,432	127,883
Conversion / redemption	(1,454,055)	(1,411,862)

At the end of the period	815,733	823,377

Current liabilities	(15,733)	(23,377)

Long-termNoncurrent liabilities	800,000	800,000

On June 4, 2007, the Company carried out the early, total redemption of the outstanding debentures of its 12th public issue, for the par value of the debentures, plus remuneration pursuant to clause 5.19 of the issue deed.

The 1st issue debentures were converted into Company shares on July 31, 2007 (Note 20(a)).

16 Taxes and Contributions Payable – Long-term Liabilities

		Sep/07	Jun/07

IPI credits offset
IPI – export credit	(i)	678,586	668,167
IPI – zero rate	(ii)	403,649	523,364
IPI – consumption materials and property, plant and equipment		42,008	41,456

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	41,501	43,447
Education contribution, SAT and INSS		38,565	38,090
PAES-Law 10684	(iv)	31,681	33,319
Other		19,863	13,699

(-) Deposits in court		(69,750)	(70,137)

		1,186,103	1,291,405

The Company has brought suit in court against some changes in tax laws, and the updated amounts at dispute are duly accrued for. Therefore, there are no contingent assets recorded in the quarterly financial information.

(i) IPI Tax Credit on Exports (Crédito-prêmio)

The Company – by itself and through absorbed companies – challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed.

In hearing the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present, the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the aforementioned tax benefit expired in 1990. When the STJ completes its judgment, the STF will revisit the right to use those tax credits after 1990, based on application of Temporary Constitutional Provisions Act (ADCT) 41.

According to its legal advisors, the Company stands good chances of success in these suits.

(ii) IPI – Zero rate

Merged companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Lower courts have granted most lawsuits to that end.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority (6 to 5). In June 2007, the STF Full Bench ruled, by majority opinion, that prospective-only effects could not be given to an STF decision that later reversed an erstwhile taxpayer-friendly determination made by the STF Full Bench itself.

This ruling had a negative bearing on judgment of the cases involving absorbed companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127,317 (August 2007). By the same token, the amount underlying the lawsuit involving absorbed company Polialden (R$ 99,641) will be settled in October 2007. The outstanding value relating to such case will be challenged in court.

The Company still enjoys a favorable court decision on the lawsuit lodged by its merged company Trikem in Alagoas, allowing the Company to use these tax credits. The Company will have to pay out the offset sums when the court decision on this case is reversed. It should be stressed that all of these amounts have been provisioned for, which will avoid an adverse impact on the Company’s results.

(iii) PIS/COFINS - Law 9718 of 1998

The Company – by itself and through absorbed companies – has brought a number of lawsuits to challenge the constitutionality of the changes in the PIS and COFINS tax baseis deriving from Law 9718 of 1998.

In February 2006, the court decisions favorable to the Company’s cases initiated in March 1999 became final and conclusive.

As the STF Full Bench had definitively ruled, in November 2005, that the increase in PIS and COFINS tax basis under said law was unconstitutional, this matter became res judicata favorably to the Company in several lawsuits. The positive impact on the Company’s results came to R$110,704 (Note 24).

Some of these lawsuits also challenged the escalation of COFINS tax rates from 2% to 3%. In the opinion of its legal advisors, the Company stands remote chances in this specific regard. This fact, coupled with the recent unfavorable determination from the STF, led the Company to file for voluntary dismissal of this claim in most suits and settle the debt in cash on December 15, 2006.

(iv) Special Installment Program - PAES - Law 10684/03

In August 2003, merged company Trikem opted to file for voluntary dismissal of its lawsuit against the COFINS rate increase from 2% to 3% under Law 9718 of 1998, thus qualifying for the more favorable payment conditions under the PAES program instituted by Federal Law 10684 of 2003. The amount due is being paid in 120 monthly installments. The outstanding debt is R$38,236 as of September 30, 2007, being R$6,555 in current liabilities and R$31,681 in noncurrent liabilities (June 30, 2007 – R$39,874, being R$6,555 in current liabilities and R$33,319 in noncurrent liabilities).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified the Company for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

17 Income and Social Contribution Taxes

(a) Current income tax

	Sep/07	Sep/06

Income before income tax	537,961	(117,180)

Adjustments to net income for the period
Permanent additions	24,045	16,822
Temporary additions	221,575	224,457
Permanent exclusions	(188,126)	(149,680)
Temporary exclusions	(253,816)	(145,212)

Taxable income (loss) before tax loss carryforward	341,639	(170,793)

Utilization of tax losses (30%)	(102,492)

Taxable income (loss) for the period	239,147	(170,793)

Income tax (15%) and surcharge (10%)	59,769
Other	(1,321)	88

Income tax expense for the period	58,448	88

Out of the income tax expense, R$ 44,174 is entitled to income tax exemption/abatement benefits. In 2006, due to the determination of tax loss, there were no such benefits.

(b) Deferred income tax

(i) Composition of deferred income tax

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:	Sep/07	Jun/07

Tax loss carryforward	536,706	581,270

Amortized goodwill on investment in merged companies	651,664	688,389
Temporarily non-deductible expenses	514,339	453,661

Potential calculation basis of deferred income tax	1,702,709	1,723,320

Potential deferred income tax (25%)	425,677	430,830

Unrecorded portion of deferred income tax	(3,010)	(3,140)

Deferred income tax – assets	422,667	427,690

Current assets	(36,725)	(36,725)

Long-term receivables	385,942	390,965

Movement:

Opening balance for the period	380,662	380,662
Politeno balance merged	11,716	11,716
Utilization of deferred income tax on tax losses	(28,036)	(16,895)
Addition of deferred income tax on amortized goodwill of merged company	85,757	85,757
Utilization of deferred income tax on amortized goodwill of merged companies	(22,735)	(13,814)
Addition / (use) of deferred income tax on temporary provisions	(4,697)	(19,736)

Closing balance	422,667	427,690

Deferred income tax (liabilities) on accelerated depreciation:

Opening balance for the period	(7,935)	(7,935)
Realization of deferred income tax	442	294

Closing balance for the period	(7,493)	(7,641)

Deferred income tax in statements of income	30,731	35,607

Deferred income tax assets arising from tax losses and temporary differences are recorded taking into account analyses of future tax profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by Company's management.

(ii) Estimated timing of the realization of deferred income tax assets

Deferred income tax assets recorded are limited to the amounts whose offsetting is supported by projections of taxable income, brought to present value, earned by the Company in up to 10 years, also taking into account the limit for offsetting tax losses of 30% of the net income for the year before income tax and tax exemption and reduction benefits.

Considering the price, foreign exchange, interest rate, market growth assumptions and other relevant variables, the Company prepared its business plan for the base date of December 31, 2006, anticipating the generation of future taxable income. The studies show that the income tax credit from tax losses, in the amount of R$ 145,318, will be fully utilized between 2009 and 2011, as follows:

2009	13,875
2010	47,100
2011	73,202

134,177

Deferred income tax credits on temporary differences, mainly comprised of goodwill in the amount of R$ 159,905 and provisions in the amount of R$ 128,585, are justified by their full utilization due to the accounting realization of goodwill and provisions.

The realization of deferred income tax on goodwill is anticipated as follows:

2007	9,181
2008	36,725
2009	37,277
2010	37,277
2011	28,375
2012 to 2014	8,631
2015 to 2017	2,439

159,905

The accounting for deferred income tax assets does not consider the portion of amortized goodwill on investments in merged companies, the realization term of which exceeds 10 years (R$ 12,039).

Concerning temporarily non-deductible expenses, deferred income tax was calculated on tax expenses which are currently being challenged in court and other operating expenses, as is the case of the excess provision for doubtful accounts.

As the taxable income basis is determined not only by the potential future profits, but also the existence of non-taxable revenues, non-deductible expenses, fiscal incentives and other variables, there is no immediate correlation between the Company's net income and the income tax results. Accordingly, the expectation of using fiscal credits should not be considered as an indication of the Company's future results.

(c) Social Contribution on Income (“CSL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its absorbed companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive.

However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax infraction notices against the Company and its absorbed companies, and administrative defenses have been filed against such notices.

Based on the opinion of its legal advisors, Management believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the suit on the judgment is held invalid, the effects of said judgment cannot retroact to the year of enactment of the law, the reason why the Company has created no provisions for this tax.

If retrospective collection is required by court order (contrary to the opinion of its legal advisors), the Company believes that the possibility of being imposed a fine is remote. Accordingly, the amount payable, restated for inflation and accruing Brazil’s SELIC benchmark rate, would be approximately R$806,000 (June 30, 2007 – R$769,000), net of fine.

18 Tax Incentives

(a) Corporate income tax

Until calendar year 2011, the Company is entitled to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The two polyethylene plants at Camaçari have the same right up to base years 2011 and 2012. The PVC plant at Camaçari will also have this right until base year 2013. The PVC plants in Alagoas and the PET plant at Camaçari are exempt from corporate income tax calculated on the results of their industrial operations until 2008.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

At the end of each fiscal year, in the case of taxable profit resulting from the benefited operations, the income tax amount is recorded as expense for the year and credited to a capital reserve account, which can only be used to increase the capital or loss compensation.

Incentives determined for the nine-month period ended September 30, 2007 was R$ 44,174 (Note 20 (e)).

(b) Value-added tax - ICMS

A Companhia é detentora de incentivos fiscais de ICMS concedidos pelos Estados do Rio The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. Such incentives are designed to foster the installation and expansion of industrial facilities in those States. The incentive is stated in income for the year, under “Other operating income”. The incentive determined for the nine-month period ended September 30, 2007 was R$ 6,673 (June 30, 2007 - R$ 2,018).

19 Long-term Incentives

In September 2005, an incentive scheme called “Long-term Incentive” plan was approved by a Shareholders’ Meeting. Under the plan, which is not based on Company shares, certain employees nominated by management on an annual basis are entitled to purchase Company bonds called “Investment Units”. The plan goals include, among others, to foster the alignment of interests of Braskem employees and shareholders to create long-term value, promote the ownership sense, and drive the employees’ vision and commitment to long-term results.

Each year, the Board of Directors approves eligible participants, the number of investment units to be issued, the percentage of Company contribution in consideration of the acquisition by employees, as well the number of units offered per participant. A participant’s acceptance implies payment in cash of the amount assigned to him/her and the execution of a unit purchase agreement. Braskem then issues the related “Investment unit certificate”.

The Investment unit value is restated on an annual basis to reflect the average quotation of the Company’s class A preferred capital shares at the closing sessions on Bovespa in October and March. Participants do not become Company shareholders as a result of holding Investment units, which do not carry any rights or privileges, in particular voting and other political rights. Investment units are issued in the first semester of each year and, in addition to the variation in its face value, their yield is equal to dividends and/or interest on capital distributed by Braskem.

There are 3 types of Investment units:

• Units acquired by participants, called “Alfa”;

• Units received by participants as a bonus, called “Beta”; and

• Units received by participants as yield, called “Gama”.

Investment units (and related certificates) are issued on a strictly personal basis and can only be disposed of upon redemption by Braskem, under the following circumstances:

• As of the 5th year from the first acquisition date, participants may redeem at up 20% of their accumulated balance of Investment units;

• As of the 6th year, redemption is limited to 10% of the accumulated balance.

The composition and value of units at September 30, 2007 are as follows:

	Number	Value

Investment Units
Issued (Alfa units)	285,180	4,286
Granted as bonus (Beta units)	285,180	594

Total	570,360	4,880

20 Shareholders’ Equity

(a) Capital

At September 30, 2007, the Company’s subscribed and paid-up capital is R$ 4,640,947, divided into 149,810,870 common, 298,818,675 class A preferred, and 803,066 class B preferred shares, with no par value. At the same date, the Company’s authorized capital comprises 488,000,000 shares, of which175,680,000 are common, 307,440,000 are class A preferred, and 4,880,000 are class B preferred shares.

The Extraordinary General Meeting held on April 2, 2007, approved the merger of Politeno (Note 1(c)). As a result, the Company’s capital was increased by R$ 19,157, through the issue of 1,533,670 class A preferred capital shares, to reach R$ 3,527,429. The conversion of 486,530 class A preferred into common shares was also approved.

As a result of the exercise of the right to convert 1st Issue debentures (Note 1(c)), the Company’s capital was increased by R$ 1,113,518 on July 31, 2007, through the issue of 77,496,595 shares, comprising 25,832,198 common and 51,664,397 class A preferred shares, to reach R$ 4,640,947.

b) Rights attaching to shares

Preferred shares carry no voting rights, but qualify for a non-cumulative priority dividend at 6% per annum on their unit value, if profits are available for distribution. Only Class “A” preferred shares are on a par with common shares for entitlement to remaining profits; dividends are earmarked to common shares only after the priority dividend has been paid to preferred shares. Further, only Class “A” preferred shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Only Class “A” preferred shares are convertible into common shares, by resolution of the majority voting stock at general meetings. Class “B” preferred shares may be converted into Class “A” preferred shares at a ratio of two Class “B” preferred shares to each Class “A” preferred share, upon written notice to the Company at any time (after expiration of the non-convertibility period prescribed in special legislation that authorized the issuance and payment of such shares by using tax incentive funds).

If the Company is wound up, Class “A” and “B” preferred shares are accorded priority treatment in repayment of capital.

The shareholders are entitled to a minimum compulsory dividend at 25% of the net profits at yearend, adjusted as per the Brazilian Corporation Law.

According to the Memorandums of Understanding for Execution of Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the yearend net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

As agreed at the time of issuance of Medium-Term Notes (Note 14(c)), the payment of dividends or interest on equity is capped at twofold the minimum dividends accorded to preferred shares under the Company’s bylaws.

(c) Treasury shares

The Board of Directors meeting held on May 3, 2006 approved a Share Buyback Program. This program was concluded on October 23, 2006 and was intended to acquire common and class A preferred capital shares to be held in treasury and subsequently sold and/or cancelled, with no reduction in capital. Under the program, the Company acquired 13,131,054 class A preferred capital shares at the average cost of R$ 13.88. The low and high quotations during this period were R$ 9.97 and R$ 15.89 per share, respectively.

In July 2006, the Company also acquired 765,079 class A preferred capital shares from dissenting Polialden shareholders.

Upon the merger of Politeno (Note 1(c)), the cross holding between the companies ceased to exist. The Company class A shares held by Politeno, amounting to 2,186,133, were added to treasury shares.

At September 30, 2007, shares held in treasury comprised 16,594,413 class A preferred shares, for a total value of R$ 244,456. The total value of these shares, based on the average quotation of Bovespa’s last session on September 30, 2007, is R$ 282.935.

(d) Appropriation of net income

The Ordinary General Meeting held on March 28, 2007 approved the appropriation of net income for 2006, amounting to R$ 77,753, as follows: (i) R$ 36,933 for payment of dividends to class A and B preferred capital shares, at the ratio of R$ 0.159017 per share; (ii) R$ 3,888 to the legal reserve; and (iii) R$ 36,933 to the profit retention reserve for expansion. Payment of dividends started April 9, 2007.

(e) Statement of changes in shareholders’ equity

			Revenue reserves

							Total Shareholders’ Equity (PL)

	Capital	Capital reserves	Legal reserve	Retention for expansion	Treasury shares	Retained earnings

January 1, 2007	3,508,272	408,650	72,811	652,336	(194,555)		4,447,514
Tax incentives		44,174					44,174
Capital increase	1,132,675						1,132,675
Addition through merger					(49,901)		(49,901)
Net income for the period						510,245	510,245

September 30, 2007	4,640,947	452,824	72,811	652,336	(244,456)	510,245	6,084,707

21 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQUÍMICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that an economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQUÍMICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQUÍMICA filed a plea known as embargos de divergência, which was cognized by the higher courts. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case docket.

In reliance on the opinion of its legal advisors, Management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provisioned for.

(b) Preferred capital shares with incentives

Some holders of Class “B” preferred shares issued by the Company under a tax incentive program claim that they are entitled to profit distribution on a par with the holders of common and Class “A” preferred shares.

Polialden faced an identical issue before CVM; on August 10, 2000, the CVM Board sided with the Polialden’s stance that “the dividends payable to preferred shares should range from 6% to 8% of the par value of such shares, or the equivalent to 25% of net profits at yearend, whichever is higher, as the company has done over the last 10 years. Such shares are not entitled to remaining profits, as the bylaws have clearly set the maximum dividends attaching to such shares.”

Most court decisions already rendered in this regard have been favorable to the Company and its merged company Polialden. For this reason, most of the judicial bonds posted by Polialden in fulfillment of preliminary injunctions entered favorably to some shareholders (in an amount corresponding to the shortfall asserted by those shareholders in connection with the dividends resolved at the Annual General Meetings of 2002 and 2004) have already been released to the Company; there is only one judicial bond at the historical value of R$804, which is related to the 2004 dividends asserted by one single shareholder.

The Company’s external legal advisors believe that the chances of success in these cases are likely, having also relied on opinions from renowned jurists and on recent court decisions in similar cases and CVM rulings on this specific issue; for this reason, the Company has abided by the rules set out in its bylaws as to payment of dividends to preferred shares under incentive, limiting payments at 6% of their par value and capped at 25% of the compulsory dividends set forth in the Company’s bylaws.

(c) Offsetting of tax credits

From May through October 2000, absorbed companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC’s) issued in response to an injunctive relief entered in a motion for writ of mandamus (MS SP). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (MS RJ) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC’s. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the likelihood of success in those cases as probable, mostly in light of the indisputable certainty and validity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the absorbed companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Despite the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the absorbed companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was tendered in the form of an insurance policy.

The Company’s legal advisors have labeled the likelihood of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(d) National Social Security Institute - INSS

The Company is a party to several social security disputes in the administrative and judicial spheres, totaling approximately R$279,358 (updated by the SELIC rate) as of September 30, 2007. Out of these sums, the Company has made judicial deposits at R$16,287.

In reliance on the legal advisors’ opinion that the Company stands good chances of success in these cases, Management believes that no sum is payable in connection with these notices and, as such, no amount was provisioned for.

(e) Other court disputes involving the Company and its subsidiaries

The Company figures as defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totaling R$27,138 as of September 30, 2007. Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases will possibly be rejected, and for this reason the respective sums have not been provisioned for.

In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect to be defeated.

The Company acts as respondent in an arbitration commenced by a shipping company and underway in the City of Rio de Janeiro. Braskem was eventually sentenced to pay R$10,363 for breach of the original contractual conditions.

As of September 30, 2007, the Company figured as defendant in 1,236 suits for damages and labor claims (already including those mentioned above), totaling approximately R$271,125 (June 30, 2007 – R$266,000). According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable defeat, the Company has provisioned for R$ 14,262.

22 Financial Instruments

(a) Risk management

Since the Company operates in the domestic and international markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates.

The Company’s policy to manage risks has been approved and reviewed by management. These rules prohibit speculative trading and selling short, and provide for the diversification of instruments and counterparties. Counterparties’ limits and creditworthiness are reassessed on a regular basis and set up in accordance with rules approved by management. Gains and losses on hedge transactions are taken to income on a monthly basis.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company, are financial applications abroad (Certificates of deposit, securities in U.S. dollars, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of foreign currency for CDI and forwards.

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted the following methodology: hedging of the principal and interest falling due in the next 12 months in, at least (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts (“ACCs”) of up to six months and Advances on Export Contracts (“ACEs”); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Expossure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. Part of the long-term loans is linked to the U.S. dollar (Note 14).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risks

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing Braskem to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

f) Derivative instrument transactions

At September 30 and June 30, 2007, the Company had the following derivative contracts:

			Market value (i)
Description	Maturity	Nominal value	Sep/07	Jun/07
Real + CDI / Yen + Tibor (swap)	Mar/2012	R$ 136,000	(42,983)	(52,669)
Real + CDI / Yen + Tibor (swap)	Jun/2012	R$ 143,000	(37,846)	(35,762)
Non Deliverable Forward (NDF)	Nov/2007	US$ 49,747 th.	(5,428)
Real + CDI / US$ (swap)	Jan/2011	US$ 100,000 th.	(26,560)

(i) The market value represents the amount receivable (payable) in R$ thousand, should the transactions be settled on September 30 or June 30, 2007.

To determine the estimated market value of financial instruments, the Company uses transaction quotations or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

 23 Financial Income (Expenses)

	Sep/07	Sep/06

Financial income
Interest income and related parties	78.089	84,281
Monetary variation of financial instruments, related parties, loans and accounts receivable from third parties	32,843	17,045
Monetary variation of taxes recoverable	7,139	32,932
Gains on derivative transactions	14,071
Exchange variation on foreign currency assets	(268,748)	(143,287)
Other	3,605	29,288

	(133,001)	20.259

Financial expenses
Interest on financing and related parties	(257,936)	(285,494)
Monetary variation of financing, related parties, loans and accounts payable third parties	(178,536)	(167,842)
Interest on taxes and suppliers	(88,353)	(119,625)
Losses on derivative transactions	(26,504)	(10,145)
Expenses for vendor transactions	(60,046)	(112,337)
Discounts granted	(33,781)	(39,136)
Exchange variation on liabilities in foreign currency	798,013	275,752
Taxes and charges on financial transactions	(129,290)	(85,605)
Other	(45,124)	(63,175)

	(21,557)	(607,607)

Net financial result	(154,558)	(587,348)

24 Other Operating Income and Expenses

	Sep/07	Sep/06

Income (expenses)
Rental of facilities and assignment of right of use	19,835	19,237
Recovery of taxes (Note 16 (iii))	110,902	112,984
Proceeds of the sale of sundry materials	758	1,314
Other operating income (expenses), net	(11,781)	(23,062)

	119,714	110,473

The recovery of taxes in the first quarter of 2006 mainly arises to favorable final decisions on PIS and COFINS lawsuits– Law 9718 of 1998 (Note 16(iii)).

25 Insurance Coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At September 30, 2007, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company is R$ 10,415,492. As the risk assumptions adopted, given their nature, are not within the scope of an audit of financial statements, they have been not reviewed by the Company independent auditors.

26 Shares Traded Abroad - NYSE and LATIBEX

(a) American Depositary Receipts ("ADRs") Program

The Company’s ADS’s are traded on the NYSE with the following characteristics:

. Type of shares: Class A preference

. Each ADS represents 2 shares, traded under the symbol “BAK”

. Foreign Depositary Bank: The Bank of New York (“BONY”) - New York branch

. Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company's Class A preference shares are traded on LATIBEX, the market for Latin American Companies quoted in Euros at the Madrid Stock Exchange. The shares are traded under the symbol "XBRK" and the Brazilian Custodian Bank is Banco Itaú S.A. The shares are traded in units.

27 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

The incorporation of Braskem (Note 1 (c)) involved the integration of six sponsoring companies and three different pension plans managed by Fundação PETROBRAS de Seguridade Social - PETROS ("PETROS"), PREVINOR - Associação de Previdência Privada ("PREVINOR") and ODEPREV - Odebrecht Previdência ("ODEPREV"). In addition to sponsoring different private pension plans, the Company has approximately 800 employees who do not participate in company-sponsored pension plans, as no new benefits were granted to employees since the inception of the Company.

Management ceased to include new participants in the three plans in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants’ financial assets.

Experts engaged by the Company recommended that ODEPREV be the only supplementary pension plan entity sponsored by the Company. Furthermore, employees who do not participate in the PETROS and PREVINOR plans were offered the opportunity of joining the ODEPREV plan, retroactively to August 16, 2002.

In June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor effective June 30, 2005. With regard to PETROS, the calculation of mathematical reserves of participants was completed in November 2006 and submitted in that month to the Supplementary Pension Plan Secretary, a Social Security Ministry department in charge of regulating and inspecting private pension plans. The Company has a provision of R$ 40,493, which is considered sufficient to face any disbursements at the time the commitments of this plan are settled.

 Benefits to Petros retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

Merged company Politeno was a sponsor of Previnor until January 2007. The computation of the mathematical reserves is being mace by Watson Waitt and Previnor, to be subsequently sent to SPC.

Regarding to PREVINOR, commitments to the plan participants were settled during the first semester of 2007, and s such the Company needs not make any new contributions.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year, in advance, in the funding plan, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

Up to September 30, 2007, the active participants in ODEPREV amounted to 2,529 (June 30, 2007 – 2,536), and the Company’s and employees’ contributions in 2007 amounted to R$ 4,475 (June 30, 2007 – R$ 3,129) and R$ 12,536 (June 30, 2007 – R$ 8,893), respectively.

28 Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum commitment for consumption under these four-year contracts amounts to R$ 248,459.

The Company acquires from Copesul ethylene and propylene for its units at the Southern Petrochemical Complex, under a contract in force until 2014. The minimum annual purchase commitment corresponds to 275,400 metric tons of ethylene and 267,720 metric tons of propylene. Considering the prices ruling at September 30, 2007, this commitment corresponds to R$ 1,211,280 (not reviewed). If the Company does not acquire the minimum volume, it must pay 40% of the current price of the amount not purchased. Based on 40% of prices charged as of September 30, 2007, the amount would be equal to R$ 484,512 (nor reviewed).

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equal to R$ 5,393,889 (not reviewed), based on market prices as of September 30, 2007.

In April 2007, the Company entered into an agreement with Refinaria Alberto Pasqualini (“Refap”),located in Canoas – Rio Grande do Sul, for the initial supply of 70 thousand tons of propylene per year, with the possibility of exceeding 100 thousand tons per year. The agreement determines the initial supply of 5.8 tons of propylene per month. Up to September 30, no purchases were made under this agreement.

Supplementary Information

Statement of cash flows for the periods ended September 30, 2007 and 2006

		Parent company		Consolidated

	Sep/07	Sep/06	Sep/07	Sep/06

Net income (loss) for the period	510,245	(2,957)	520,346	23,190
Adjustment to reconcile net income/(loss):
Depreciation, amortization and depletion	709,438	652,953	896,449	723,242
Amortization of goodwill (negative goodwill), net	54,102	38,001	66,061	35,083
Equity in income of subsidiary and associated companies	(153,889)	(116,767)	(859)	(367)
(Reversal) provision for loss on investments	903	(6,469)	903
Tax incentives			(2,747)	(15,419)
Exchange variation on investments	8,670	(4,701)	9,452	(229)
Gains (losses) on interest in investment and other	(83)	(2,291)	(4,979)	(13,859)
Gains (losses) on permanent assets disposal	19,333	92	28,373	1,410
Interest and monetary and exchange variations, net	(83,512)	373,057	(209,466)	417,208
Recognition of tax credits	(110,704)	(80,583)	(111,546)	(80,583)
Minority interests			243,100	644
Deferred income and social contribution taxes	(30,731)	(114,311)	(35,719)	(119,862)
Other	296	8,446	(4,936)	2,702

	924,068	744,470	1,394,432	973,160

Effect of mergers and acquisition of Investments	5,796	147,698	222,675	8,752

Financial effects on cash	329,994	225,511	130,509	203,453

Cash generation before changes
on operating working capital	1,259,858	1,117,679	1,747,616	1,185,365

Changes in operating working capital
Marketable securities	427,156	(357,799)	239,082	(446,798)
Trade accounts receivable	(147,398)	12,925	245,006	(177,232)
Inventories	101,296	42,877	127,004	(6,838)
Taxes recoverable	308,463	(191,414)	167,131	(235,472)
Prepaid expenses	58,586	(28,477)	59,832	8,390
Dividends received	73,908	139,968	2,287	2,000
Other accounts payable	(20,513)	(14,848)	(18,274)	(117,319)
Suppliers	(647,317)	159,124	(38,855)	63,692
Taxes and contributions	(338,495)	(66,182)	(193,188)	(71,971)
Tax incentives	44,177	7,023	47,223	22,524
Advances from customers	3,531	(23,196)	(9,101)	(24,401)
Other accounts payable	(59,725)	43,698	(85,142)	105,367

Generation of cash from operations before financial effects	1,063,527	841,378	2,290,621	307,307

Exclusion of financial effects on cash	(329,994)	(225,511)	(130,509)	(203,453)

Generation of accounting cash from operations	733,533	615,867	2,160,112	103,854

Cash flows (continued)

	Parent company			Consolidated

	Sep/07	Sep/06	Sep/07	Sep/06

Proceeds from the sale of permanent assets	1,613	793	1,637	793
Additions to investments	(693,234)	(243,845)	(782,880)	(236,558)
Additions to intangible assets			(2,494)
Additions to property, plant and equipment	(557,006)	(658,752)	(869,268)	(730,614)
Additions to deferred charges	(4,241)	(41,122)	(14,539)	(46,639)

Cash used for investments	(1,252,868)	(942,926)	(1,667,544)	(1,013,018)

Short-term debt, net
Funds obtained	641,974	1,732,529	2,924,522	2,467,971
Repayment	(878,774)	(2,415,764)	(4,420,731)	(3,156,041)
Long-term debt
Funds obtained	1,295,177	1,783,144	1,657,332	1,833,467
Repayment	(673,453)	(690,555)	(742,630)	(692,168)
Related parties
Funds obtained	39,375	308,458	96	425
Repayment	(101,220)	(422,438)	(1,054)	(5,954)
Dividends paid to shareholders and minority interests	(36,606)	(322,985)	(37,326)	(341,991)
Capital increase			74	18,876
Repurchase of shares		(135,258)		(135,258)
Other	656		604	(2,586)

Generation (use) of cash in financing	287,129	(162,869)	(619,113)	(13,259)

Generation (use) of cash and cash equivalents	(232,206)	(489,928)	(126,545)	(922,423)

Represented by
Cash and cash equivalents, at the beginning of the period	1,125,925	1,461,090	1,547,060	2,135,742
Cash and cash equivalents, at the end of the period	893,719	971,162	1,420,515	1,213,319

Generation (use) of cash and cash equivalents	(232,206)	(489,928)	(126,545)	(922,423)

This statement was prepared in accordance with the criteria set forth in Accounting Standards and Procedures - NPC 20 - Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors - IBRACON.

The following transactions not impacting cash were excluded from the cash flow statements:

• Recognition of supplementary goodwill on Politeno (Note 1(c)); and

• Conversion of debentures into capital (Note 20).

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.